UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________________

FORM 6-K
____________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

Commission File Number: 001-39327
____________________________

SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
____________________________

Park Place,
55 Par-la-Ville Road,
Hamilton HM 11, Bermuda
(Address of principal executive office)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☒        Form 40-F ☐

Seadrill Limited

Report on Form 6-K for the nine months ended September 30, 2023

EXPLANATORY NOTE
This Form 6-K contains the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed Consolidated Financial Statements and related information and data of the Company as of and for the nine month period ended September 30, 2023.

INDEX

Cautionary Statement Regarding Forward-Looking Statements	3
Management's Discussion and Analysis of Financial Condition and Results of Operations	4
Interim Financial Statements (unaudited)
Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-2
Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-3
Unaudited Consolidated Balance Sheets as at September 30, 2023 (Successor) and December 31, 2022 (Successor)	F-4
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2023 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-5
Unaudited Consolidated Statements of Changes in Equity for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)	F-7
Notes to the Unaudited Consolidated Financial Statements	F-8

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 15, 2023.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and are including this cautionary statement in connection therewith. The PSLRA provides safe harbor protections for forward-looking statements to encourage companies to provide prospective information about their business.
Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, including our capital allocation framework, share repurchases, strategies, the potential sale of the Qatar jackup fleet, which are other than statements of historical or present facts or conditions.
These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms "assumes", "projects", "forecasts", "estimates", "expects", "anticipates", "believes", "plans", "intends", "may", "might", "will", "would", "can", "could", "should" or, in each case, their negative, or other variations or comparable terminology.
The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere in this report on Form 6-K, and in the documents incorporated by reference to this report, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:
•factors related to the offshore drilling market, including volatility and changes in oil and gas prices and the state of the global economy on market outlook for our various geographical operating sectors and classes of rigs;
•the impact of global economic conditions, including potential trade wars;
•the impact of inflation on our results of operations and financial condition;
•supply and demand for drilling units, changes in new technology and competitive pressure on utilization rates and dayrates;
•customer contracts, including contract backlog, contract commencements, contract terminations, contract option exercises, contract revenues, contract awards and rig mobilizations;
•our future prospects, market trends and other factors our Board of Directors deems relevant in connection with our capital allocation framework and the return of capital to our shareholders;
•the repudiation, nullification, modification or renegotiation of drilling contracts;
•delays in payments by, or disputes with, our customers under our drilling contracts or the outcome of litigation, legal proceedings, investigations or other claims or contract disputes;
•fluctuations in the market value of our drilling units and the amount of debt we can incur under certain covenants in our debt financing agreements;
•asset impairments;
•our liquidity and the adequacy of cash flows for our obligations;
•downtime and other risks associated with offshore rig operations and ability to successfully employ our drilling units;
•our expected debt levels;
•the impact of the operating and financial restrictions imposed by covenants in our debt agreements;
•the ability of our affiliated or related companies to service their debt requirements and comply with the provisions contained in their debt financing agreements;
•our ability to satisfy the continued listing requirements of the NYSE and the OSE, or other exchange where our common shares may be listed, or to cure any continued listing standard deficiency with respect thereto;
•credit risks of our key customers;
•political and other uncertainties, including political unrest, risks of terrorist acts, war and civil disturbances, public health threats, pandemics and epidemics, piracy, corruption, significant governmental influence over many aspects of local economies, or the seizure, nationalization or expropriation of property or equipment;
•shipyard, construction and other delays;
•the results of meetings of our shareholders;
•risks related to the ongoing geopolitical situation, including the conflicts in Ukraine and the Middle East, and any related sanctions;
•the effect and results of litigation, regulatory matters, settlements, audits, assessments and contingencies, including any litigation related to the merger of the Company (the "Merger") with Aquadrill LLC ("Aquadrill");
•our ability to successfully integrate with Aquadrill following the Merger;
•the concentration of our revenues in certain geographical jurisdictions;
•limitations on insurance coverage, such as war risk coverage, in certain regions;
•any inability to repatriate income or capital;
•the operation and maintenance of our drilling units, including complications associated with repairing and replacing equipment in remote locations and maintenance costs incurred while idle;
•newbuildings, upgrades, shipyard and other capital projects, including the completion, delivery and commencement of operation dates;
•our ability to successfully complete mergers, acquisitions and divestitures (including the sale of the Qatar jackup fleet), and the impact of other strategic transactions;
•import-export quotas;
•wage and price controls and the imposition of trade barriers;
•our ability to attract and retain skilled personnel on commercially reasonable terms, whether due to labor regulations, unionization, or otherwise;
•internal control risk due to significant employee reductions;
•regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activity, changing taxation policies, the impact of global climate change or air emissions and other forms of government regulation and economic conditions that are beyond our control;

•the level of expected capital expenditures, our expected financing of such capital expenditures, and the timing and cost of completion of capital projects;
•fluctuations in interest rates or exchange rates and relative currency valuations relating to foreign or U.S. monetary policy;
•future losses generated from investments in associated companies or receivable balances held with associated companies;
•tax matters, changes in tax laws, treaties and regulations, tax assessments and liabilities for tax issues;
•legal and regulatory matters in the jurisdictions in which we operate, including the results and effects of legal proceedings, and the outcome and effects of internal and governmental investigations;
•hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by governmental authorities, third parties or customers and the suspension of operations;
•customs and environmental matters and potential impacts on our business resulting from decarbonization and emissions legislation and regulations, and the impact on our business from climate change generally;
•the occurrence of cybersecurity incidents, attacks or other breaches to our information technology systems, including our rig operating systems; and
•other important factors described from time to time in the reports filed or furnished by us with the SEC.

We caution readers of this report on Form 6-K not to place undue reliance on these forward-looking statements, which speak to circumstances only as at their dates. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023 (File No. 001-39327) (the “2022 20-F”). We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.
We qualify all of our forward-looking statements by these cautionary statements. You should read this report and the documents that we have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from our expectations.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion of our financial condition and results of operations in conjunction with the interim Financial Statements presented in this report, as well as the historical Consolidated Financial Statements and related notes of Seadrill Limited included in the 2022 20-F. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The unaudited Consolidated Financial Statements of Seadrill Limited included in this report have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) and are presented in US Dollars.
As used herein, the term "Predecessor" refers to the financial position and results of operations of Seadrill Limited prior to, and including, February 22, 2022. This is also applicable to terms "we", "our", "Group" or "Company" in the context of events prior to, and including, February 22, 2022. As used herein, the term "Successor" refers to the financial position and results of operations of Seadrill Limited (previously "Seadrill 2021 Limited") after February 22, 2022 (the "Effective Date"). This is also applicable to terms "new successor", "we", "our", "Group" or "Company" in the context of events after February 22, 2022.
Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide a reader of our financial statements with a narrative from the perspective of management.
Overview
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.
As of September 30, 2023 we owned a total of 19 drilling rigs, of which 16 were operating (inclusive of three leased to the Gulfdrill LLC ("Gulfdrill") joint venture and one leased to the Sonadrill joint venture) and three were cold stacked. The 16 operating units include eleven floaters (comprising seven 7th generation drillships, three 6th generation drillships and one benign environment semi-submersible), two harsh environment units (comprising one semi-submersible unit and one jackup) and three jackups.
In addition to our owned assets, we manage seven rigs owned by third parties: two rigs owned by Sonangol and, until September 10, 2023, five rigs owned by SeaMex Holdings Ltd. ("SeaMex").
Significant Developments since January 1, 2023
In this section we have set out important events in the development of our business. This includes information concerning the nature and results of any material reclassification, merger or consolidation of the company or any of its significant subsidiaries; acquisitions or dispositions of material assets other than in the ordinary course of business; any material changes in the mode of conducting the business; material changes in the types of products produced or services rendered; name changes; or the nature and results of any bankruptcy, receivership or similar proceedings with respect to the company or significant subsidiaries. This section covers the period from the beginning of the financial year.
i. Disposal of Paratus Energy Services Limited
On September 30, 2022, Seadrill entered into share purchase agreements under which it would sell its entire 35% shareholding in PES and certain other interests. PES is the entity through which investments in the SeaMex Group, Seabras Sapura, and Archer Ltd are held. The sale closed on February 24, 2023 for total consideration of $44 million. As the total consideration received approximated the book value disposed, a minor gain was recognized in the income statement. In connection with the disposal, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA terminated on July 12, 2023 (subject to certain transitional services being provided), and the SeaMex MSA terminated on September 10, 2023 (subject to certain transitional services being provided). The termination of the Paratus MSA and the SeaMex MSA did not have a material impact on the Company's financial results.
ii. Prepayments under second lien facility
On February 10, 2023, Seadrill made a voluntary prepayment of $118 million under its secured second lien debt facility (the "Second Lien Facility"). The payment was comprised of $110 million in debt principal, $6 million in exit fee, and $2 million in accrued interest.
On March 15, 2023, Seadrill made a further voluntary prepayment of $44 million under the Second Lien Facility. The payment was comprised of $40 million in debt principal, $2 million in exit fee, and $2 million in accrued interest. Also on March 15, 2023, Seadrill made a scheduled amortization payment of $3 million, in addition to $1 million in associated accrued interest and exit fee, under the Second Lien Facility.
On June 15, 2023, Seadrill made a further scheduled amortization payment of $2 million under the Second Lien Facility.
The debt was fully prepaid in July 2023. Refer to point v. "Refinancing of secured debt" below for further details.
iii. Aquadrill acquisition
On December 22, 2022, Seadrill entered into the Agreement and Plan of Merger (the “Merger Agreement”) by and among Seadrill, Aquadrill (formerly Seadrill Partners) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). On April 3, 2023 (the “Closing Date”), Seadrill completed the Merger. In connection with the Merger, Seadrill issued approximately 29.9 million Shares to Aquadrill unitholders and equity award holders, as well as the Chief Executive Officer of Aquadrill, representing approximately 37% of the post-Merger issued and outstanding Shares. As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. Refer to Note 19 - Business Combinations for further details.
iv. Disposal of tender-assist units
During the second quarter, Seadrill acquired three tender-assist units (T-15, T-16, and West Vencedor) through the Aquadrill acquisition on April 3, 2023. Sale and purchase agreements ("SPA") for these assets were executed on May 19, 2023, with an agreed aggregate sale price of $84 million. The sale completed on July 28, 2023. As the total consideration received approximated the book value disposed, a minor gain was recognized in the income statement.
v. Refinancing of secured debt
In July 2023 Seadrill issued $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Initial Notes”). Subsequently, in August 2023, Seadrill issued an additional $75 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Incremental Notes”), maturing on August 1, 2030, together (the "Notes").
The net proceeds from the issuance of the Notes were used to: (i) prepay in full the outstanding amounts under our existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. A total of $187 million was paid to satisfy the first lien facility, including principal, interest, and exit fees, along with an additional make-whole payment of $10 million. The second lien facility was completely repaid with a total payment of $123 million, which covered principal, interest, and exit fees. The remainder of the net proceeds from will be used for general corporate purposes.
Please refer to Note 11 – Debt for further details on this refinancing.
vi. Capital allocation framework and share repurchase program
In July 2023, in connection with the issuance of the Notes, Seadrill announced capital allocation principles designed to prioritize a conservative capital structure and liquidity position, focused capital investment in its fleet, and returns to shareholders.
On August 14, 2023 the Board of Directors authorized a share repurchase program under which the Company may purchase up to $250 million of its outstanding common shares. The repurchase program does not have a fixed expiration, and may be modified, suspended or discontinued at any time. Shares may be repurchased at any time and from time to time under the program in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing.
Furthermore, Seadrill’s Board of Directors has increased the Company’s aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $250 million of its outstanding common shares. Such increase takes the aggregate authorization to $500 million. The additional $250 million authorization does not have a fixed expiration, and may be modified, suspended, or discontinued at any time. The Company is under no obligation to purchase any shares in respect of the additional repurchase authorization. Shares may be repurchased at any time and from time to time in respect of the authorization in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The manner, timing, pricing and amount of any repurchases will be subject to the discretion of the Company and may be based upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash, the restrictions in the Company’s credit agreements and other factors.
During September 2023, Seadrill repurchased approximately 1 million shares on NYSE and OSE with a weighted average share price of $46.58. Refer Note 13 – Common shares for further details.
As of November 24, 2023, Seadrill repurchased approximately 4 million additional shares on the NYSE and OSE, with a weighted average share price of $41.63. Refer to Note 20 – Subsequent events for further details.

vii. Update on potential sale of Qatar jackup fleet
On June 26, 2023, Seadrill announced that it was engaged in discussions to sell its Qatar jackup fleet and related Gulfdrill joint venture interest as part of Seadrill’s ongoing strategy to divest of non-core assets at an acceptable level of consideration in the context of prevailing market conditions. While we continue to have discussions with potential purchasers for these assets, we cannot predict when or if we will be able to complete a sale.
viii. Closure of London office
In September 2023, we announced a proposal to consolidate our corporate offices in Houston and close the London office and, on October 19, 2023, decided to proceed with this relocation. It is anticipated the London office would close by March 31, 2024. Other locations will not be affected by this decision.
Contract Backlog
Contract backlog includes all firm contracts at the contractual operating dayrate multiplied by the number of days remaining in the firm contract period. For contracts which include a market indexed rate mechanism we utilize the current applicable dayrate multiplied by the number of days remaining in the firm contract period. Contract backlog includes management contract revenues and lease revenues from bareboat charter arrangements, denoted as "other" in the tables below. Contract backlog excludes revenues for mobilization, demobilization and contract preparation or other incentive provisions and excludes backlog relating to non-consolidated entities.
The contract backlog for our fleet was as follows as at the dates specified:

(In $ millions)	September 30, 2023	December 31, 2022
Drilling contracts	1,832	1,925
Other	474	390
Total contract backlog	2,306	2,315
Our contract backlog includes only firm commitments represented by signed drilling contracts. The full contractual operating dayrate may differ from the actual dayrate we ultimately receive. For example, an alternative contractual dayrate, such as a waiting‑on‑weather rate, repair rate, standby rate or force majeure rate, may apply under certain circumstances. The contractual operating dayrate may also differ from the actual dayrate we ultimately receive because of several other factors, including rig downtime or suspension of operations. In certain contracts, the dayrate may be reduced to zero if, for example, repairs extend beyond a stated period.
We project the September 30, 2023 contract backlog to be realized over the following periods:

(In $ millions)		Year ended December 31
Contract backlog	Total	2023 (1)	2024	2025	Thereafter
Drilling contracts	1,832	324	797	474	237
Other	474	68	281	119	6
Total	2,306	392	1,078	593	243

(1) Remainder of 2023
The actual amounts of revenues earned and the actual periods during which revenues are earned will differ from the amounts and periods shown in the tables above due to various factors, including shipyard and maintenance projects, unplanned downtime and other factors that result in lower applicable dayrate than the full contractual operating dayrate. Additional factors that could affect the amount and timing of actual revenue to be recognized include customer liquidity issues and contract terminations, which are available to our customers under certain circumstances.
Market Overview and Trends
The below table shows the average oil price for the nine months ended September 30, 2023 and for each year ended December 31 over the three preceding years. The Brent oil price at October 31, 2023 was $85.02.

	Dec-2020	Dec-2021	Dec-2022	Sep-2023
Average Brent oil price ($/bbl)	42	71	101	82
Source: Bloomberg
The industry has continued to recover and stabilize after the pandemic-related downturn as underscored by improvements in several factors, including oil demand and offshore capital expenditures. Nevertheless, uncertainty still persists in the market, which is primarily driven by concerns over energy security as well as uncertain global economic conditions. Such concerns could have a negative impact on future demand for offshore drilling services, as the industry faces volatility in oil prices and growth trajectory for oil demand, among others. In addition, inflationary pressures may impact the cost base in our industry, including personnel costs, and the prices of goods and services required to reactivate or operate rigs.

The below table shows the global number of rigs on contract and marketed utilization for the nine months ended September 30, 2023 and for each of the three preceding years:

	Dec-2020	Dec-2021	Dec-2022	Sep-2023
Contracted rigs
Harsh environment floater	25	25	26	27
Benign environment floater (1)	107	106	111	118
Marketed utilization
Harsh environment floater	77%	77%	82%	93%
Benign environment floater (1)	77%	80%	81%	85%
Source: IHS Rigpoint Petrodata
(1) Note that the benign-environment floater figures include both drillship and semi-submersible rigs.
Global harsh environment units
The marketed utilization in the harsh environment floater segment has improved considerably compared to previous years. Though there was a slight increase in the number of contracted rigs, the total supply went down due to attrition, which contributed towards the improvement in the marketed utilization. The utilization levels are expected to remain consistent through the remainder of 2023 due to limited incremental demand and available supply.
Global benign-environment floaters
Marketed utilization continued to improve compared to the previous year albeit at a slightly faster pace. The improved utilization levels compared to previous years are mainly driven by improved demand, specifically, in the drillship segment. The marketed utilization level in the drillship segment is trending above 90% and 95% within regions like the US Gulf of Mexico and Brazil, respectively.
Results of Operations
Acquisition of Aquadrill LLC
On April 3, 2023 (the "Closing Date"), Seadrill completed the acquisition of Aquadrill LLC ("Aquadrill"). Refer to Note 19 - Business Combinations for further details.
As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. On May 19, 2023, Seadrill entered into definitive sale and purchase agreements to sell the three tender-assist units, acquired in the Merger. The sale completed on July 28, 2023.
In connection with this acquisition, the Company incurred $21 million and $3 million of merger and integration expenses during the nine months ended September 30, 2023 and for the period from February 23, 2022 through December 31, 2022, respectively. In addition, the Company incurred $4 million of issuance costs which have been reflected against the fair value of the shares as a reduction to additional paid-in capital in the consolidated statements of changes in shareholders' equity.
We used April 1, 2023 (the "Convenience Date") to account for this acquisition and recorded activity from the Convenience Date in Seadrill's results.
The Merger is accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Seadrill being treated as the accounting acquirer. The assets acquired and liabilities assumed were recorded on Seadrill’s consolidated balance sheet at their respective fair values. As a result of the acquisition, drilling units at a value of $1,255 million were recorded on the Seadrill balance sheet as well as intangible assets and liabilities related to drilling and management service contracts that had favorable and unfavorable terms compared to the current market at the Closing Date. The Company recorded the fair value adjustment for the off-market contract liabilities and assets to "Other current liabilities", "Other current assets", and "Other non-current assets" in the amounts of $49 million, $6 million, and $1 million respectively.
On closing of the merger, Seadrill assumed arrangements related to the management of the former Aquadrill rigs governed by management service agreements (“MSAs”).
Under the MSAs, former Aquadrill rigs are chartered to an MSA Manager, who contracts with a third-party customer to provide drilling services. The MSA Manager initially bears all costs required for those services. All revenues from the end customer and all contract expenses are passed on to Seadrill and the MSA Manager charges a fee for the services provided.
We recognize all revenues from the end-customer and all operating expenses incurred by the MSA Manager (and reimbursed by Seadrill), along with all MSA Manager fees. In addition, where the MSA Manager incurs capital or long-term maintenance expenditures under these arrangements, the costs are passed to Seadrill and accounted for as drilling unit additions.
Application of Fresh Start accounting
Upon emergence from Chapter 11 proceedings, on February 22, 2022, we adopted Fresh Start accounting in accordance with ASC 852, Reorganizations ("ASC 852"). Adopting Fresh Start accounting results in a new financial reporting entity with no retained earnings or deficits brought forward. Upon the adoption of Fresh Start accounting, we allocated the reorganization value to our assets and liabilities based on their estimated fair values, which in certain cases differ materially from the recorded values of our assets and liabilities as reflected in the Predecessor historical Consolidated Balance Sheets.
The effects of Seadrill's Plan of Reorganization (the "Plan") and the application of Fresh Start accounting were applied as of February 22, 2022 and the new basis of our assets and liabilities are reflected in our Consolidated Balance Sheet as of September 30, 2023. The related adjustments were recorded in the Consolidated Statements of Operations of the Predecessor as "Reorganization items, net" during the 2022 Predecessor period.

Accordingly, our Consolidated Financial Statements for periods after February 22, 2022 are not and will not be comparable to the Predecessor Consolidated Financial Statements prior to that date. Our Consolidated Financial Statements and related footnotes are presented with a black line division which delineates the lack of comparability between the Successor and Predecessor periods. Our financial results for future periods following the application of Fresh Start accounting may be different from historical trends and the differences may be material.
Discontinued operations
Disposal of interest in Paratus Energy Services Ltd
Related to the Plan referred to above, Seadrill disposed of 65% of its equity interest in Paratus Energy Services Ltd ("PES") in January 2022. This sale represented a strategic shift in Seadrill's operations, significantly affecting its ongoing operations and financial results. As a result, we reclassified PES as a discontinued operation, and its results were reported separately from Seadrill’s continuing operations in the comparative periods.
Additionally, on September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023.
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd (together, “ADES”) for the sale of entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the "KSA Business"). The Jackup Sale closed on October 18, 2022, with ADES now owning the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, as well as the drilling contracts related to the rigs. ADES also now employs the crews operating the rigs in Saudi Arabia.
During the fourth quarter of 2022, Seadrill received $670 million in consideration from ADES and incurred deal costs of $11 million, resulting in net proceeds of $659 million. We reported an accounting gain on sale through discontinued operations of $276 million in the fourth quarter of 2022. The final sale consideration and accounting gain remain subject to further adjustment for remaining project costs.
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we reclassified the KSA Business as a discontinued operation and its results were reported separately from Seadrill’s continuing operations in the comparative periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale. As a result of the sale, we have updated the reportable segments disclosed externally from Harsh Environment, Floaters, and Jackups to a single operating segment.
For further details on the Jackup Sale, please see Note 18 - Discontinued Operations of the accompanying financial statements.
Results of operations
The tables included below set out financial information for the three and nine months ended September 30, 2023, the three months ended September 30, 2022, and the periods from January 1, 2022 through February 22, 2022, and from February 23, 2022 through September 30, 2022:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues	414	269	1,094	615	169
Operating expenses	(304)	(250)	(831)	(571)	(134)
Other operating items	7	1	14	1	2
Operating profit	117	20	277	45	37
Interest expense	(15)	(33)	(44)	(73)	(7)
Other income and expense	10	(3)	30	(12)	3,711
Profit/(loss) before income taxes	112	(16)	263	(40)	3,741
Income tax expense	(22)	(2)	(36)	(10)	(2)
Loss after tax from discontinued operations	—	2	—	2	(33)
Net profit	90	(16)	227	(48)	3,706

1) Operating revenues
Operating revenues consist of contract revenues, reimbursable revenues, management contract revenues and other revenues. We have analyzed operating revenues between these categories in the table below:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Contract revenues (a)	324	187	839	435	124
Reimbursable revenues (b)	11	9	26	21	4
Management contract revenues (c)	68	63	198	140	36
Other revenues (d)	11	10	31	19	5
Total operating revenues	414	269	1,094	615	169
a) Contract revenues
Contract revenues represent the revenues that we earn from contracting our drilling units to customers, primarily on a dayrate basis, and are primarily driven by the average number of rigs under contract during a period, the average dayrates earned and economic utilization achieved by those rigs under contract. We have set out movements in these key indicators of performance in the sections below.
i.Average number of rigs on contract
We calculate the average number of rigs on contract by dividing the aggregate days our rigs were on contract during the reporting period by the number of days in that reporting period.
The average number of rigs on contract increased from seven in three months ended September 30, 2022 to 12 in the three months ended September 30, 2023. The increase is due to fleet additions through the Aquadrill acquisition, which brought in the West Capella, West Vela, West Auriga and West Polaris. There was a further increase from the reactivation of the West Jupiter and West Carina, and a new contract for the West Saturn, in the last quarter of 2022, offset by the return of leased rigs West Linus and West Hercules to SFL Corporation Ltd ("SFL") in October 2022 and November 2022 respectively.
ii.Average contractual dayrates
We calculate the average contractual dayrate by dividing the aggregate contractual dayrates during a reporting period by the aggregate number of days for the reporting period.
The average contractual dayrate earned for the three months ended September 30, 2023 was $290 thousand compared to $262 thousand for the three months ended September 30, 2022. The increase is primarily driven by higher contract rates on the rigs acquired from Aquadrill: West Auriga and West Vela, which are contracted to BP, and West Capella with ENI. Higher dayrates were also observed for the West Neptune with LLOG Exploration Offshore L.L.C. ("LLOG") and Sevan Louisiana, when it transitioned to a new contract with Talos, in August 2022. The rate increase was further supported by the positive mix effect of contract commencements for West Jupiter, West Saturn and West Carina in Brazil. These improvements were partially offset by West Tellus, which had a one-time higher dayrate for its 17-day contract extension with Shell in August 2022, and the redelivery of the leased rigs, West Hercules and West Linus.
iii.Economic utilization for rigs on contract
We define economic utilization as dayrate revenue earned during the period, excluding bonuses, divided by the contractual operating dayrate multiplied by the number of days on contract in the period. If a drilling unit earns its full operating dayrate throughout a reporting period, its economic utilization would be 100%. However, there are many situations that give rise to a dayrate being earned that is less than contractual operating rate, such as planned downtime for maintenance. In such situations, economic utilization reduces below 100%.
The economic utilization for the three months ended September 30, 2023 of 93%, is lower compared to the three months ended September 30, 2022 of 96%. The decrease was due to planned downtime for on the West Phoenix and Sevan Lousiana.
b) Reimbursable revenues
We generally receive reimbursements from our customers for the purchase of supplies, equipment, personnel and other services provided at their request in accordance with a drilling contract. We classify such revenues as reimbursable revenues. Reimbursable revenues have remained broadly constant over the reporting periods presented in this report.
c) Management contract revenues
Management contract revenues include revenues related to contracts where we are providing management, operational and technical support services and are comprised of revenue from our joint venture, Sonadrill, relating to the Libongos, Quenguela and, since July 1, 2022, the West Gemini, as well as fees earned from SeaMex for managing five jackup units under contract with Pemex in the Gulf of Mexico. The increase in the three months ended September 30, 2023 is due to increase in management fees on three Sonadrill JV rigs from January 1, 2023. Refer to Note 15 - Related party transactions for further details on these related parties.

d) Other revenues
Other revenues include the following:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Leasing revenues	8	7	22	16	4
Other	3	3	9	3	1
Total other revenues	11	10	31	19	5
Leasing revenue represents revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill, one of our related parties. Refer to Note 15 - "Related party transactions" for further details. The increase in leasing revenue was due to an increase in the bareboat charter rate for West Castor in September 2023.
Revenues labelled as "other" in the above table relate to the amortization of a fair value liability related to the lease of the West Gemini to the Sonadrill joint venture. On July 1, 2022, Seadrill novated its drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as lease revenue, on a straight-line basis, over the lease term.
2) Operating expenses
Total operating expenses include vessel and rig operating expenses, amortization of intangibles, reimbursable expenses, management contract expenses, depreciation of drilling units and equipment, and selling, general and administrative expenses.
We have analyzed operating expenses between these categories in the table below:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Vessel and rig operating expenses (a)	(184)	(137)	(485)	(323)	(76)
Reimbursable expenses	(9)	(8)	(23)	(18)	(4)
Depreciation and amortization (b)	(39)	(38)	(112)	(90)	(17)
Management contract expenses (c)	(50)	(49)	(142)	(98)	(31)
Selling, general and administrative expenses (d)	(20)	(18)	(48)	(42)	(6)
Merger and integration related expenses (e)	(2)	—	(21)	—	—
Total operating expenses	(304)	(250)	(831)	(571)	(134)
a) Vessel and rig operating expenses
Vessel and rig operating expenses represent the costs we incur to operate a drilling unit that is either in operation or stacked. This includes the remuneration of offshore crews, rig supplies, expenses for repair and maintenance and onshore support costs. Vessel and rig operating expenses are mainly driven by rig activity. On average, we incur higher vessel and rig operating expenses when a rig is operating compared to when it is stacked. For stacked rigs, we incur higher vessel and rig expenses for warm stacked rigs compared to cold stacked rigs. We incur one-time costs for activities such as preservation and severance when we cold stack a rig. We also incur significant costs when re-activating a rig from cold stack, a proportion of which is expensed as incurred. Where a rig is leased to another operator, the majority of vessel and rig expenses are incurred by the operator.
The average number of rigs on contract increased for the three months ended September 30, 2023 compared to the three months ended September 30, 2022, driven by additions from the Aquadrill acquisition. There was also an increase resulting from the reactivation of West Jupiter, West Saturn and West Carina in Brazil during the last quarter of 2022 being partially offset by the return of leased rigs West Linus and West Hercules to SFL. Harsh environment rigs, such as these, typically incur higher operating expenses. As these rigs were leased, rig operating expenses also included the charter cost payable to the owner, SFL, in addition to the direct operating expenses.
b) Depreciation and amortization
The $1 million increase in depreciation and amortization is comprised of a $24 million increase in depreciation of drilling units and equipment offset by a $23 million decrease in amortization of intangibles, as described below.
Depreciation of drilling units and equipment
We record depreciation expense to reduce the carrying value of drilling unit and equipment balances to their residual value over their expected remaining useful economic lives. There were significant reorganization and Fresh Start accounting adjustments recorded against the carrying value of Seadrill's fleet of drilling units on emergence from Chapter 11 proceedings, and therefore depreciation expense is not comparable between the Successor and Predecessor periods. Accordingly, we have only provided comments comparing performance between the two Successor periods.

Depreciation increased by $24 million in the three months ended September 30, 2023 compared to the three months ended September 30, 2022, primarily due to the additional rigs from the Aquadrill acquisition.
Amortization of intangibles
On emergence from Chapter 11 proceedings and application of Fresh Start accounting, we recognized intangible assets and liabilities for favorable and unfavorable drilling contracts at fair value. We amortize these assets and liabilities over the remaining contract period and classify the amortization under operating expenses.
As a result of the Aquadrill acquisition, there was an additional $14 million amortization of unfavorable contracts for three months ended September 30, 2023, compared to the three months ended September 30, 2022. Additionally, there was $4 million amortization of new unfavorable contracts for West Tellus, West Jupiter, West Saturn and West Carina, as well as non-recurrence of $5 million amortization of favorable contracts for Sevan Louisiana and Quenguela as these were fully amortized in 2022.
On acquisition of Aquadrill, we recognized intangible assets and liabilities related to drilling and management service contracts that had favorable and unfavorable terms compared to the current market. We recorded the fair value adjustment for the off-market contract liabilities and assets to "Other current liabilities", "Other current assets", and "Other non-current assets" in the amounts of $49 million, $6 million, and $1 million respectively. Refer to Note 19 - Business Combinations for further details.
c) Management contract expenses
Management contract expenses is comprised of the following:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Managed rig operating expenses	(45)	(43)	(129)	(77)	(11)
Managed rig reimbursable expenses	(5)	(6)	(13)	(21)	(21)
Changes in allowances for expected credit losses	—	—	—	—	1
Total management contract expenses	(50)	(49)	(142)	(98)	(31)
Managed rig operating expenses include expenses related to Sonadrill's rigs Quenguela and Libongos, and, since its novation to Sonadrill on July 1, 2022, the Seadrill rig, West Gemini, as well as costs incurred managing SeaMex's five jackup units under contract with Pemex in the Gulf of Mexico. Managed rig operating expenses in the three months ended September 30, 2023 is broadly in line with the comparative period in 2022.
d) Selling, general and administrative expenses
Selling, general and administrative expenses include the cost of our corporate and regional offices, certain legal and professional fees as well as the remuneration and other compensation of our officers, directors and employees engaged in central management and administration activities. Selling, general and administrative expenses are broadly consistent across the comparable periods.
e) Merger and integration related expenses
Merger and integration related expenses primarily consist of legal and advisory costs incurred to facilitate the Aquadrill acquisition, as well as expenses associated with integrating Aquadrill into Seadrill's existing operating structure.
3) Other operating items
Other operating items are comprised of gains on disposals. The gain on disposals for the three months ended September 30, 2023 relates to the sale of various capital spares while the gain on disposals for the period January 1, 2022 through February 22, 2022 related to the disposal of the West Venture.
4) Interest expense
Interest expense is comprised of the following:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash and payment-in-kind interest on debt facilities (a)	(13)	(32)	(40)	(73)	—
Interest on SFL leases (b)	—	—	—	—	(7)
Other	(2)	(1)	(4)	—	—
Total interest expense	(15)	(33)	(44)	(73)	(7)

a) Cash and payment-in-kind interest on debt facilities
We incurred cash and payment-in-kind interest on our new debt facilities after emergence from Chapter 11 proceedings and then on our new bond in issue following the refinancing in July 2023. This is summarized in the table below.

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
$575 million bond in issue	(9)	—	(9)	—	—
First-lien senior secured	(2)	(4)	(12)	(9)	—
Second lien senior secured	(1)	(27)	(16)	(62)	—
Unsecured convertible bond	(1)	(1)	(3)	(2)	—
Total cash and payment-in-kind interest on debt facilities	(13)	(32)	(40)	(73)	—
b) Interest on SFL leases
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules leases were modified to be operating leases, resulting in no further expense being recorded through this line item for the Successor.
5) Other income and expense
We have analyzed other income and expense into the following components:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Interest income (a)	10	4	22	7	—
Share in results from associated companies (net of tax) (b)	13	(1)	27	(7)	(2)
Reorganization items, net (c)	—	(3)	—	(12)	3,683
Other financial items (d)	(13)	(3)	(19)	—	30
Total other income and expense	10	(3)	30	(12)	3,711
a) Interest income
Interest income relates to interest earned on bank deposits and the increase is due to an increase in interest rates as well as the increase in cash and cash equivalents on the balance sheet.
b) Share in results from associated companies (net of tax)
The gain during the three months ended September 30, 2023, relates to the equity pick-up of profits from Sonadrill and Gulfdrill. The loss in the three months ended September 30, 2022, was from losses picked up from Paratus Energy Services offset by pick-up of profits from Gulfdrill.
c) Reorganization items, net
Incremental costs incurred directly as a result of the bankruptcy filing and any gains or losses on adjustment to the expected allowed claim value under the plan of reorganization are classified as "Reorganization items, net" in the Consolidated Statements of Operations. Please refer to Note 4 – “Chapter 11” and Note 5 – “Fresh Start accounting” of the 2022 20-F for details of the Company's comprehensive restructuring process and the resulting accounting impacts.

The following table summarizes the reorganization items recognized for periods presented.

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Gain on settlement of liabilities subject to compromise	—	—	—	—	3,591
Fresh Start valuation adjustments	—	—	—	—	266
Loss on deconsolidation of Paratus Energy Services	—	—	—	—	(112)
Advisory and professional fees	—	(3)	—	(12)	(46)
Expense of predecessor Directors & Officers insurance policy	—	—	—	—	(17)
Interest income on surplus cash	—	—	—	—	1
Total reorganization items	—	(3)	—	(12)	3,683
d) Other financial items
The "Other Financial Items" line item encompasses several categories of expense, including gains and losses on derivative instruments, foreign exchange gains or losses, and other miscellaneous expenses. The increase in 2023 is due to the payment of a $10 million make-whole fee related to the repayment of the first lien debt.
Liquidity and Capital Resources
1) Emergence from Chapter 11 Proceedings
Over a year has passed since Seadrill successfully completed its comprehensive restructuring and emerged from Chapter 11 proceedings on February 22, 2022. For further details, please refer to Note 4 - "Chapter 11" of the 2022 20-F. Since our emergence from Chapter 11, we successfully refinanced the First and Second Lien debts with our initial bond offering. Please refer to Note 11 - "Debt" for further details. Our cash on hand, available liquidity under the new revolving credit facility agreement, and contract and other revenues are expected to generate sufficient cash flow to fund our anticipated debt service and working capital requirements for the next twelve months.
Financial information in this report has been prepared on a going concern basis of accounting, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due. Financial information in this report does not reflect the adjustments to the carrying values of assets, liabilities and the reported expenses and balance sheet classifications that would be necessary if we were unable to realize our assets and settle our liabilities as a going concern in the normal course of operations. Such adjustments could be material.
2) Capital allocation framework and share repurchase program
In July 2023, in connection with the issuance of the Notes, Seadrill announced capital allocation principles designed to prioritize a conservative capital structure and liquidity position, focused capital investment in its fleet, and returns to shareholders. Within this framework, Seadrill intends to maintain a net leverage target of less than 1.0x under current market conditions, with a maximum through-cycle net leverage target of less than 2.0x. Seadrill also intends to maintain a strong liquidity position to provide resilience even in a downturn scenario by establishing a target minimum cash-on-hand of $250 million. Further, Seadrill intends to evaluate the potential for accretive additions in core asset categories.
So long as Seadrill is able to meet its net leverage and liquidity targets on a forward-looking basis, as well as comply with its credit facility covenant requirements, Seadrill would seek to provide a return to our shareholders of at least 50% of Free Cash Flow (defined as cash flows from operating activities minus capital expenditures) in the form of share repurchases or dividends. Seadrill will consider additional returns to shareholders from the proceeds of any asset sales in the absence of identified, accretive opportunities. Dividends and share repurchases will be authorized and determined by the Board of Directors in its sole discretion and depend upon a number of factors, including those described above, its future prospects, market trend evaluation and such other factors as the Board of Directors may deem relevant. Please see “Risk Factors—We may be unable to meet our capital return framework goal of returning at least 50% of Free Cash Flow to shareholders through dividends and share repurchases, which could decrease expected returns on an investment in our shares” in our 6-K filed on August 15, 2023.
On August 14, 2023 the Board of Directors authorized a share repurchase program under which the Company may purchase up to $250 million of its outstanding common shares. The repurchase program does not have a fixed expiration, and may be modified, suspended or discontinued at any time. Shares may be repurchased at any time and from time to time under the program in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing.
3) Liquidity
Our level of liquidity fluctuates depending on a number of factors. These include, among others, our contract backlog, economic utilization achieved, average contract day rates, timing of accounts receivable collection, capital expenditures for rig upgrades and reactivation projects, timing of payments for operating costs, and other obligations.
Please see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Capital allocation framework and share repurchase program” above.

As of September 30, 2023, Seadrill had available liquidity of $1,094 million, which consisted of cash and cash equivalents, including restricted cash, of $869 million and available borrowings under our revolving credit facility of $225 million. The below table shows cash and restricted cash balances, and total available liquidity, as of each date presented.

(In $ millions)	September 30, 2023	December 31, 2022
Unrestricted cash	837	480
Restricted cash (1)	32	118
Cash and cash equivalents, including restricted cash	869	598
Undrawn revolving credit facility	225	125
Total available liquidity	1,094	723
(1) The deposit pledged as collateral for a tax related guarantee was released during the quarter as the guarantee was replaced with a new guarantee not requiring cash collateral. Please refer to Note 16 – Commitments and contingencies for further details.
We have shown our sources and uses of cash by category of cash flow in the below table:

	Successor		Predecessor
(In $ millions)	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash flows provided by/(used in) operating activities (a)	147	(12)	(56)
Cash flows provided by/(used in) investing activities (b)	100	(153)	(130)
Cash flows provided by financing activities (c)	20	16	85
Effect of exchange rate changes in cash	4	(3)	6
Change in period	271	(152)	(95)
a) Cash flows provided by/(used in) operating activities
Cash flows from operating activities includes cash receipts from customers, cash paid to employees and suppliers (except for capital expenditure), payments for major rig maintenance projects, interest and dividends received (except for returns of capital), interest paid, income taxes paid and other operating cash payments and receipts.
The $147 million cash inflow from operating activities during the nine months ended September 30, 2023 was primarily driven by cash inflows from customer revenues and receipts from our related parties Sonadrill and Gulfdrill. This was partially offset by cash outflows related to long-term maintenance across the fleet, payments made to MSA managers for the Aquadrill rigs, and settlement of liabilities for previously accrued expenditures, primarily associated with the mobilization of the West Jupiter and West Carina to new contracts in Brazil following the reactivation of those rigs in 2022.
The $12 million cash used in operating activities in the 2022 Successor period was driven primarily by mobilization expenditures incurred for the West Carina, West Jupiter and West Saturn ahead of their upcoming contracts in Brazil, and interest payments on the post-emergence debt facilities. This was offset by cash flows from operations and timing of receipts from customers.
The $56 million cash outflow from operating activities in the 2022 Predecessor period was primarily a result of timing of receipts from customers, payments made under leasing arrangements, and payment of advisor costs on emergence from Chapter 11.
b) Cash flows provided by/(used in) investing activities
The $100 million cash provided by investing activities during the nine months ended September 30, 2023 was due to net proceeds of $43 million received on disposal of PES in February 2023, $24 million net cash received as a result of the Aquadrill acquisition, $84 million cash received on disposal of the tender-assist units, and $14 million from the disposal of equipment. This was offset by $53 million of capital expenditures across the fleet and $12 million paid out to settle indemnity costs associated with the disposal of the KSA Business.
The $153 million cash outflow from investing activities during the 2022 Successor period was due to $108 million of capital expenditures on the West Carina and West Jupiter reactivation projects, as well as rig upgrades for the West Saturn and West Tellus ahead of new contracts with Petrobras starting later in 2022, and $30 million of capital expenditures on the KSA Business, classified as discontinued operations and net funding advanced to the discontinued operations of $16 million, offset by $1 million from the sale of certain drilling equipment.
The $130 million cash outflow from investing activities during the 2022 Predecessor period comprised capital expenditures and cash that was deconsolidated as a result of the disposal of PES, and funding advanced to the KSA Business within discontinued operations of $20 million.
c) Cash flows provided by financing activities
The $20 million cash provided by financing activities during the nine months ended September 30, 2023 was due to proceeds of $576 million from issuance of the new bond offset by bond issuance costs of $16 million, prepayments of debt principal of $446 million and exit fees of $22 million, payment of the make-whole fee of $10 million as part of the repayment terms on the first lien of debt, share issuance costs of $4 million, new Revolving Credit Facility costs of $12 million, and $46 million payment for share repurchases.

The cash provided by financing activities in the 2022 Predecessor period related to the proceeds from the issuance of the $175 million new term loan and $50 million convertible bond on emergence from Chapter 11 proceedings, along with a loan advanced from the continuing operations to the discontinued operations of $20 million. These inflows were offset by $160 million of debt repayments.
Borrowing Activities
An overview of our debt as at September 30, 2023, divided into (i) bonds in issue and (ii) unsecured senior convertible notes, is presented in the table below:

(In $ millions)	Principal value as at September 30, 2023	Debt Premium	Debt Issuance Costs	Carrying value as at September 30, 2023	Maturity date
Bonds in issue
$575 million bond in issue (1)	575	1	(16)	560	August 2030
Unsecured
$50 million senior convertible bond (2)	50	—	—	50	August 2028
Total debt	625	1	(16)	610
(1) New bond principal of $500m and $75m were issued as part of the refinancing program during the quarter. The proceeds of the refinancing were used to repay the first and second lien senior secured facilities.
(2) The conversion option, together with the issue discount, was recorded in the Predecessor equity which was subsequently cancelled on emergence from Chapter 11 proceedings.
On July 27, 2023, Seadrill Ltd., along with its subsidiary, Seadrill Finance Limited, established a new Senior Secured Revolving Credit Facility (the "RCF"). The commitments under the RCF, which carries a five-year term, became available for drawdown on July 27, 2023. The RCF permits borrowings of up to $225 million in revolving credit for working capital and other corporate purposes and includes an ‘accordion feature’ allowing Seadrill to increase this limit by up to an additional $100 million, subject to agreement from the lenders. It also includes a provision for issuing letters of credit up to $50 million. The RCF incurs interest at a rate equal to a specified margin plus the secured overnight financial rate ("SOFR"). In addition, Seadrill is required to pay a quarterly commitment fee on any unused portion of the revolving credit.
Please refer to Note 11 – Debt for further details on these facilities.
Refinancing of secured debt
In July 2023 Seadrill issued the Notes. The net proceeds from the issuance of the Notes were used to: (i) prepay in full the outstanding amounts under our existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. A total of $187 million was paid to satisfy the first lien facility, including principal, interest, and exit fees, along with an additional make-whole payment of $10 million. The second lien facility was completely repaid with a total payment of $123 million, which covered principal, interest, and exit fees. The remainder of the net proceeds from will be used for general corporate purposes.
Corporate credit rating
In July 2023, in connection with the Notes offering, Seadrill Limited received corporate family credit ratings from Moody’s (B1), S&P (B+), and Fitch (B+), with each agency assigning a stable outlook to the Company. A decline in corporate family credit ratings could increase borrowing costs under our revolving credit facilities.
We cannot assure that the ratings set forth above will remain in effect for any given period of time or that one or more of these ratings will not be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are included for informational purposes and are not recommendations to buy, sell or hold our securities and may be revised or withdrawn at any time by the rating agency. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to obtain short- and long-term financing, the cost of such financings and the execution of our commercial strategies.
Collateral package
New Revolving Credit Facility
In July 2023, the Company entered into a new $225 million, 5-year Senior Secured Revolving Credit Agreement (the “New Credit Agreement”). Seadrill Finance is the borrower under the New Credit Agreement, and the facility is secured by first priority liens on substantially all of the Company’s rigs and related assets, other than non-core assets. The Company, and certain of its subsidiaries that own collateral or are otherwise material, guarantee the obligations under the New Credit Agreement. The loans outstanding under the New Credit Agreement bear interest at a rate per annum equal to the applicable margin plus, at Seadrill Finance’s option, either: (i) the Term SOFR (as defined in the New Credit Agreement) plus 0.10%; or (ii) the Daily Simple SOFR (as defined in the New Credit Agreement) plus 0.10%. For both the Term SOFR loans and Daily Simple SOFR loans, the applicable margin is initially 2.75% per annum and may vary based on Seadrill’s Credit Ratings, from 2.50% to 3.50% per annum.
$575 million Notes Offerings
Also in July 2023, Seadrill Finance issued the Notes in a private offering. The Notes mature on August 1, 2030. The Notes are guaranteed by the Company and the same subsidiaries of the Company that guarantee the New Credit Agreement. The Notes are secured by a second priority lien on the same assets that secure the New Credit Agreement.

Financial covenants
The New Credit Agreement obligates Seadrill and its restricted subsidiaries to comply with the following financial covenants:
•as of the last day of each fiscal quarter, the Interest Coverage Ratio (as defined in the New Credit Agreement) is not permitted to be less than 2.50 to 1.00; and
•as of the last day of each fiscal quarter, the Consolidated Total Net Leverage Ratio (as defined in the New Credit Agreement) is not permitted to be greater than 3.00 to 1.00.
For the period ended September 30, 2023, Seadrill was in compliance with these financial covenants and expects to be in compliance for the next twelve months.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. Please refer to Note 14 - "Risk management and financial instruments" for further details.
Critical Accounting Estimates
The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosures about contingent assets and liabilities. We base these estimates and assumptions on historical experience and on various other information and assumptions that we believe to be reasonable. Critical accounting estimates are important to the portrayal of both our financial position and results of operations and require us to make subjective or complex assumptions or estimates about matters that are uncertain. The basis of preparation, significant accounting policies, and critical accounting estimates are disclosed in our 2022 20-F.
In addition to those disclosed in our 2022 20-F, critical accounting estimates that are significant for the nine months ended September 30, 2023 are as follows:
Business combinations
We apply the acquisition method of accounting for business combinations. Assets acquired and liabilities assumed are recorded at their estimated acquisition date fair value. The acquisition method of accounting requires us to make significant estimates and assumptions regarding the fair values of the elements of a business combination as of the date of acquisition, including the fair values of drilling units, identifiable intangible assets and liabilities, deferred tax asset valuation allowances, and liabilities related to uncertain tax positions, among others. Significant estimates and assumptions in determining the fair value of drilling units and intangible assets and liabilities include off-contract revenue estimates, off-contract operating expense assumptions, contract probabilities, the weighted average cost of capital ("WACC") rate used to discount free cash flow projections and drilling unit market valuations. This method also requires us to refine these estimates over a measurement period not to exceed one year to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the measurement of the amounts recognized as of that date. If we are required to retroactively adjust provisional amounts that we have recorded for the fair values of assets and liabilities in connection with acquisitions, these adjustments could have a material impact on our financial condition and results of operations.
In addition, we have estimated the economic lives of certain acquired assets and assumed liabilities and these lives are used to calculate depreciation and amortization expense. If our estimates of the economic lives change, depreciation or amortization expenses could increase or decrease. Furthermore, if the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, we could record impairment charges.
Held for sale
In determining whether assets should be reported as held for sale ("HFS"), management must analyze each of the HFS criteria outlined in ASC 205-20-45-1E as they pertain to the assets in question. One of the six criteria within ASC 205-20-45-1E that must be met for an asset to be classified as HFS is that the sale of the asset in question must be probable and the transfer of the asset must be expected to qualify for recognition as a completed sale within one year.
Risk Factors
Please see below and “Item 3D - Risk Factors” in our 2022 20-F for a discussion of the risks that are material to our business.
We may be unable to meet our capital return framework goal of returning at least 50% of Free Cash Flow to shareholders through dividends and share repurchases, which could decrease expected returns on an investment in our shares.
Our capital return framework includes a goal of returning at least 50% of Free Cash Flow (defined as cash flows from operating activities minus capital expenditures) to our shareholders in the form of share repurchases or dividends. In connection with our capital allocation framework, in August 2023, the Board of Directors authorized a share repurchase program of $250 million. Share repurchases and dividends are authorized and determined by our Board of Directors at its sole discretion and depend upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, and competing uses for cash, the restrictions in the Company’s credit agreements and other factors. We can provide no assurance that we will make share repurchases or pay dividends in accordance with our share repurchase program, capital return framework goal or at all. Any elimination of, or downward revision in, our share repurchase program, dividend payment plans or capital allocation framework could have an adverse effect on the market price of our shares.
Meeting our capital return framework goal requires us to generate consistent Free Cash Flow and have available capital in the years ahead in an amount sufficient to enable us to maintain a conservative capital structure and liquidity position, focus capital investment in our fleet, as well as to return a significant portion of the cash generated to shareholders in the form of share repurchases or dividends. The amount of free cash flow returned in any quarter during the year may vary and may be more or less than 50% or none at all. We may not meet this goal if we use our available cash to satisfy other priorities, if we have insufficient funds available to repurchase shares or pay dividends, or if our Board of Directors determines to change or discontinue share repurchases or dividend payments.

Seadrill Limited
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Consolidated Statements of Operations for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)
F-2
Unaudited Consolidated Statements of Comprehensive Income for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)
F-3
Unaudited Consolidated Balance Sheets as at September 30, 2023 (Successor) and December 31, 2022 (Successor)	F-4
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2023 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)
F-5
Unaudited Consolidated Statements of Changes in Equity for the three and nine months ended September 30, 2023 (Successor), the three months ended September 30, 2022 (Successor), the period from February 23, 2022 through September 30, 2022 (Successor) and the period from January 1, 2022 through February 22, 2022 (Predecessor)
F-7
Notes to the Unaudited Consolidated Financial Statements	F-8

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor		Successor		Predecessor
(In $ millions, except per share data)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	324	187	839	435	124
Reimbursable revenues	11	9	26	21	4
Management contract revenues (1)	68	63	198	140	36
Other revenues (1)	11	10	31	19	5
Total operating revenues	414	269	1,094	615	169
Operating expenses
Vessel and rig operating expenses (1)	(184)	(137)	(485)	(323)	(76)
Reimbursable expenses	(9)	(8)	(23)	(18)	(4)
Depreciation and amortization	(39)	(38)	(112)	(90)	(17)
Management contract expense (1)	(50)	(49)	(142)	(98)	(31)
Merger and integration related expenses	(2)	—	(21)	—	—
Selling, general and administrative expenses	(20)	(18)	(48)	(42)	(6)
Total operating expenses	(304)	(250)	(831)	(571)	(134)
Other operating items
Gain on disposals	7	1	14	1	2
Total other operating items	7	1	14	1	2
Operating profit	117	20	277	45	37
Financial and other non-operating items
Interest income	10	4	22	7	—
Interest expense	(15)	(33)	(44)	(73)	(7)
Share in results from associated companies (net of tax)	13	(1)	27	(7)	(2)
Reorganization items, net	—	(3)	—	(12)	3,683
Other financial items	(13)	(3)	(19)	—	30
Total financial and other non-operating items, net	(5)	(36)	(14)	(85)	3,704
Profit/(loss) before income taxes	112	(16)	263	(40)	3,741
Income tax expense	(22)	(2)	(36)	(10)	(2)
Profit/(loss) from continuing operations	90	(18)	227	(50)	3,739
Profit/(loss) after tax from discontinued operations	—	2	—	2	(33)
Net profit/(loss)	90	(16)	227	(48)	3,706
Basic EPS: continuing operations ($)	1.13	(0.36)	3.24	(1.00)	37.25
Diluted EPS: continuing operations ($)	1.10	(0.36)	3.16	(1.00)	37.25
Basic EPS ($)	1.13	(0.32)	3.24	(0.96)	36.92
Diluted EPS ($)	1.10	(0.32)	3.16	(0.96)	36.92
(1) Includes revenue received from related parties of $73 million, $219 million, $72 million, $146 million and $19 million for the three and nine months ended September 30, 2023, the three months ended September 30, 2022, the period from February 23, 2022 through September 30, 2022 and period from January 1, 2022 through February 22, 2022 respectively, and costs paid to related parties of $3 million for the period from January 1, 2022 through February 22, 2022. Refer to Note 15 - Related party transactions for further details.

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Net profit	90	(16)	227	(48)	3,706
Other comprehensive gain, net of tax, relating to continuing operations:
Actuarial gain relating to pension	—	—	—	3	1
Other comprehensive gain, net of tax, relating to discontinued operations:
Recycling of accumulated other comprehensive loss on sale of Paratus Energy Services	—	—	—	—	16
Change in fair value of debt component of Archer convertible bond	—	—	—	—	(1)
Share in results from associated companies	—	—	—	—	(2)
Other comprehensive income	—	—	—	3	14
Total comprehensive income/(loss) for the period	90	(16)	227	(45)	3,720

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED BALANCE SHEETS

(In $ millions, except per share data)	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	837	480
Restricted cash	32	44
Accounts receivable, net	224	137
Amounts due from related parties, net	26	27
Other current assets	216	169
Total current assets	1,335	857
Non-current assets
Investments in associated companies	80	84
Drilling units	2,822	1,668
Restricted cash	—	74
Deferred tax assets	23	15
Equipment	9	10
Other non-current assets	62	93
Total non-current assets	2,996	1,944
Total assets	4,331	2,801
LIABILITIES AND EQUITY
Current liabilities
Debt due within one year	—	22
Trade accounts payable	55	76
Other current liabilities	303	306
Total current liabilities	358	404
Non-current liabilities
Long-term debt	610	496
Deferred tax liabilities	8	9
Other non-current liabilities	240	190
Total non-current liabilities	858	695
Commitments and contingencies (see Note 16)
Equity
Common shares of par value $0.01 per share: 375,000,000 shares authorized and 79,866,503 issued at September 30, 2023 (December 31, 2022: 49,999,998)	1	—
Additional paid-in capital	2,738	1,499
Treasury shares, at cost 1,143,969 shares held at September 30, 2023 (December 31, 2022: nil)	(54)	—
Accumulated other comprehensive income	2	2
Retained earnings	428	201
Total equity	3,115	1,702
Total liabilities and equity	4,331	2,801
* Other current and non-current liabilities as of September 30, 2023 include $9 million (December 31, 2022: $17 million) fair value adjustment of West Gemini off-market lease obligation.

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
(In $ millions)	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Operating Activities
Net profit/(loss)	227	(48)	3,706
Net profit/(loss) from continuing operations	227	(50)	3,739
Profit/(loss) from discontinued operations	—	2	(33)
Net operating profit adjustments related to discontinued operations (1)	—	1	38
Adjustments to reconcile net profit/(loss) to net cash provided by/(used in) operating activities:
Depreciation and amortization	112	90	17
Gain on disposal of assets	(14)	(1)	(2)
Share in results from associated companies (net of tax)	(27)	7	2
Deferred tax expense (benefit)	9	2	(4)
Unrealized gain on derivative and foreign exchange	(2)	(5)	(7)
Payment in kind interest	—	30	—
Amortization of discount on debt	—	(1)	7
Loss on debt extinguishment	10	—	—
Non-cash gain reorganization items, net	—	—	(3,487)
Fresh Start valuation adjustments	—	—	(266)
Change in allowance for credit losses	—	—	(1)
Other cash movements in operating activities
Payments for long-term maintenance	(66)	(59)	(2)
Repayments made under failed sales and leaseback arrangements	—	—	(11)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals
Trade accounts receivable	(27)	26	(11)
Trade accounts payable	(32)	22	—
Prepaid expenses/accrued revenue	(8)	(19)	—
Deferred revenue	6	(1)	(18)
Deferred mobilization costs	14	(75)	(4)
Related party receivables	1	(20)	(13)
Other assets	(26)	30	(4)
Other liabilities	(30)	9	4
Net cash flows provided by/(used in) operating activities	147	(12)	(56)

Cash Flows from Investing Activities
Additions to drilling units and equipment	(53)	(108)	(18)
Proceeds from disposal of assets	14	1	2
Funds advanced to discontinued operations	—	(16)	(20)
Net proceeds from disposal of business	31	—	(94)
Cash acquired on initial consolidation of Aquadrill	24	—	—
Proceeds from sales of tender-assist units	84	—	—
Cash flows from investing activities (discontinued operations)	—	(30)	—
Net cash flows provided by/(used in) investing activities	100	(153)	(130)

(1) Relates to adjustments made to the net income/loss from discontinued operations to reconcile to net cash flows from operating activities from discontinued operations. The adjustments reconcile net loss to net cash used in operating activities, other cash movements in operating activities, and changes in operating assets and liabilities, net of the effect of acquisitions and disposals. The net cash used in operating activities for the three months ended September 30, 2023, was nil (period from February 23, 2022 through September 30, 2022 (Successor) was $3 million and for the predecessor period from January 1, 2022 through February 22, 2022 was $5 million provided by).

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor		Predecessor
(In $ millions)	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash Flows from Financing Activities
Proceeds from debt	576	—	175
Proceeds from convertible bond issuance	—	—	50
Repayments of secured credit facilities	(478)	—	(160)
Shares repurchased	(46)	—	—
Share issuance costs	(4)	—	—
Bond and RCF issuance costs	(28)	—	—
Cash flows from financing activities (discontinued operations)	—	16	20
Net cash (used in)/ provided by financing activities	20	16	85
Effect of exchange rate changes on cash	4	(3)	6
Net increase/(decrease) in cash and cash equivalents, including restricted cash	271	(152)	(95)
Cash and cash equivalents, including restricted cash, at beginning of the period	598	509	604
Included in cash and cash equivalents and restricted cash per the balance sheet	598	490	516
Included in assets of discontinued operations	—	19	88
Cash and cash equivalents, including restricted cash, at the end of period	869	357	509
Included in cash and cash equivalents and restricted cash per the balance sheet	869	349	490
Included in assets of discontinued operations	—	8	19

Supplementary disclosure of cash flow information
Interest paid	(35)	(31)	—
Taxes paid	(11)	(9)	(1)
Reorganization items, net paid	—	(11)	(56)

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In $ millions)	Common shares	Additional paid-in capital	Treasury stocks	Accumulated other comprehensive income	Retained earnings	Total equity
Balance as at January 1, 2023	—	1,499	—	2	201	1,702
Net profit	—	—	—	—	43	43
Balance as at March 31, 2023	—	1,499	—	2	244	1,745
Shares issued on closing of Aquadrill acquisition	1	1,243	—	—	—	1,244
Share issuance costs	—	(4)	—	—	—	(4)
Net profit	—	—	—	—	94	94
Balance as at June 30, 2023	1	2,738	—	2	338	3,079
Net profit	—	—	—	—	90	90
Shares repurchased	—	—	(54)	—	—	(54)
Balance as at September 30, 2023	1	2,738	(54)	2	428	3,115

(In $ millions)	Predecessor Common shares	Predecessor Additional paid-in capital	Successor Common shares	Successor Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total (deficit)/ equity
Balance as at January 1, 2022 (Predecessor)	10	3,504	—	—	(15)	(7,215)	(3,716)
Other comprehensive income from continued operations	—	—	—	—	1	—	1
Other comprehensive loss from discontinued operations	—	—	—	—	(3)	—	(3)
Recycling of PES AOCI on deconsolidation	—	—	—	—	16	—	16
Net profit from continuing operations	—	—	—	—	—	3,739	3,739
Net loss from discontinued operations	—	—	—	—	—	(33)	(33)
Issuance of Successor common stock	—	—	—	1,499	—	(4)	1,495
Cancellation of Predecessor equity	(10)	(3,504)	—	—	1	3,513	—
Balance as at February 22, 2022 (Predecessor)	—	—	—	1,499	—	—	1,499
Balance as at February 23, 2022 (Successor)	—	—	—	1,499	—	—	1,499
Net income from continuing operations	—	—	—	—	—	4	4
Balance as at March 31, 2022 (Successor)	—	—	—	1,499	—	4	1,503
Net loss from continuing operations	—	—	—	—	—	(36)	(36)
Other comprehensive income	—	—	—	—	3	—	3
Balance as at June 30, 2022 (Successor)	—	—	—	1,499	3	(32)	1,470
Net loss from continuing operations	—	—	—	—	—	(18)	(18)
Net loss from discontinued operations	—	—	—	—	—	2	2
Balance as at September 30, 2022 (Successor)	—	—	—	1,499	3	(48)	1,454

The accompanying notes form an integral part of these Unaudited Consolidated Financial Statements

Seadrill Limited
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 – General information
We are an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Our primary business is the ownership and operation of drillships, semi-submersible rigs and jackup rigs for operations in shallow to ultra-deepwater areas in both benign and harsh environments. We contract our drilling units to drill wells for our customers on a dayrate basis. Our customers include oil super-majors, state-owned national oil companies and independent oil and gas companies. In addition, we provide management services to certain affiliated entities.
Basis of presentation
The Consolidated Financial Statements are presented in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The amounts are presented in United States dollar ("US dollar", "$" or "US$") rounded to the nearest million, unless otherwise stated. They include the financial statements of Seadrill Limited, its consolidated subsidiaries, and any variable interest entity in which we are the primary beneficiary.
In January 2022, we disposed of 65% of our equity interest in PES and in October 2022, we disposed of seven jackup units with contract in the Kingdom of Saudi Arabia (the "KSA Business"). Both transactions represented strategic shifts in Seadrill's operations which were deemed to have a major effect on its operations and financial results in FY 2022 and going forward and therefore both were reclassified as discontinued operations. As such their results were reported separately in comparative periods. Please refer to Note 32 - Assets and Liabilities Held for Sale/ Discontinued Operations of our 2022 20-F for further details.
Following the sale of the KSA Business, our organizational structure has been simplified, consolidating our operations into a single organization. In light of these changes, the information provided to the Chief Operating Decision Maker ("CODM") has been adapted to reflect the updated operational structure during the nine months ended September 30, 2023. As a result, we have updated the reportable segments disclosed externally. This has been implemented for all periods covered by the report.
The accompanying unaudited interim financial statements, in the opinion of management, include all material adjustments that are considered necessary for a fair statement of the Company’s financial statements in accordance with generally accepted accounting principles in the United States of America. The accompanying unaudited interim financial statements do not include all of the disclosures required in complete annual financial statements. These financial statements should be read in conjunction with our 2022 20-F.
The financial information in this report has been prepared on the basis that we will continue as a going concern, which presumes that we will be able to realize our assets and discharge our liabilities in the normal course of business as they come due.
Acquisition of Aquadrill LLC
On April 3, 2023 (the "Closing Date"), Seadrill completed the acquisition of Aquadrill LLC ("Aquadrill"), an offshore drilling rig owner. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated December 22, 2022, by and among Seadrill, Aquadrill (formerly Seadrill Partners LLC) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). In connection with the Merger, and pursuant to the Merger Agreement, Seadrill exchanged consideration consisting of (i) 29.9 million Seadrill common shares, (ii) $30 million settled by tax withholding in lieu of common shares, and (iii) cash consideration of $1 million. At the Closing Date, Aquadrill unitholders represented approximately 37% of Seadrill's post-Merger issued and outstanding shares.
Through the acquisition of Aquadrill in April 2023, we added four drillships, one semi-submersible, and three tender-assist units to our fleet. Refer to Note 19 - Business Combinations for further detail.
Emergence from Chapter 11 proceedings
On February 22, 2022, Seadrill Limited and certain of its subsidiaries which filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court ("Debtors"), completed its comprehensive restructuring and emerged from Chapter 11 proceedings. Please refer to Note 4 - "Chapter 11" of the 2022 20-F for further details.
Seadrill will continue to present financial information for any periods before the adoption of fresh start accounting for the Predecessor. The Predecessor and Successor companies lack comparability, as required by ASC Topic 205, Presentation of Financial Statements. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.
Fresh Start accounting
Seadrill qualified for fresh start accounting following its emergence from bankruptcy on the Effective Date, in accordance with the provisions set forth in ASC 852. This resulted in a new entity, the Successor, for financial reporting purposes, with no beginning retained earnings or loss as of the Effective Date.
Under fresh start accounting, Seadrill allocated the court approved reorganization value to its individual assets based on their estimated fair values on the Effective Date. Reorganization value represents the value of the reconstituted entity before considering liabilities and it approximates the amount a willing buyer would pay for the assets of the entity immediately after the restructuring.
Seadrill will continue to present financial information for any periods before the adoption of fresh start accounting for the Predecessor. The Predecessor and Successor companies lack comparability, as required by ASC Topic 205, Presentation of Financial Statements. Therefore, “black-line” financial statements are presented to distinguish between the Predecessor and Successor companies.
Refer to Note 5 - "Fresh Start Accounting" of the 2022 20-F for further details

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Significant accounting policies
The accounting policies adopted in the preparation of the unaudited interim financial statements are consistent with those followed in the preparation of our annual audited Consolidated Financial Statements for the year ended December 31, 2022 with the exception of the following addition:
Arrangements with MSA Managers
On completion of the Aquadrill acquisition on April 3, 2023, Seadrill assumed arrangements related to the management of the former Aquadrill rigs. These existing arrangements were with offshore drilling contractors including affiliates of Diamond Offshore Drilling, Inc., Vantage Drilling International, and Energy Drilling Management Pte Ltd. (collectively, the “MSA Managers”), governed by master service or similar agreements (“MSAs”).
Under the MSAs, certain former Aquadrill rigs are chartered to an MSA Manager who then contracts with a third-party customer to provide drilling services, providing all necessary crew and other required services and supplies needed to provide those services. The charter arrangements are structured such that all revenues from the end customer and all contract expenses are passed through to Seadrill. The MSA Manager also charges a fee for the services provided. While this fee is variable to align contract objectives between us and the Manager, the majority of economic risk and reward over the arrangement resides with Seadrill.
For accounting purposes, we consider each arrangement as a single unified contract between Seadrill and the end customer with the MSA Manager acting as both a lease broker and subcontractor in providing services to the end customer. Similar to arrangements where Seadrill provides drilling services directly to an end-customer using its owned rigs, the arrangement has both lease and non-lease components. We apply the practical expedient per ASC 842-10-15-42 which permits us to account for the arrangement based on the predominant component in the arrangement, which we consider to be the non-lease component.
Accordingly, we account for these arrangements under the guidance of ASC 606 – Revenue from Contracts with Customers. We recognize all revenues from the end-customers and all operating expenditures incurred by the MSA Manager and passed back to us, together with all MSA Manager fees, as operating expenses. In addition, where the MSA Manager incurs capital or long-term-maintenance expenditures on the units, these costs are also passed to us and accounted for as drilling unit additions. More generally, the accounting for revenue and expenses related to these arrangements follows our published accounting policies as described in the 2022 20-F.
Note 2 – Recent accounting pronouncements
There are currently no accounting standard updates ("ASUs") issued since the reporting date of our 2022 20-F that are expected to materially affect our Consolidated Financial Statements and related disclosures in future periods.
Note 3 – Revenue from contracts with customers
The following table provides information about receivables and contract liabilities from our contracts with customers:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Accounts receivable, net	224	137
Current contract liabilities (classified within other current liabilities)	(34)	(19)
Non-current contract liabilities (classified within other non-current liabilities)	(35)	(42)
Significant changes in the contract liabilities balances for the nine months ended September 30, 2023 are as follows:

(In $ millions)	Contract Liabilities
Net contract liability at January 1, 2023	(61)
Amortization of revenue that was included in the beginning contract liability balance	5
Cash received, excluding amounts recognized as revenue	(17)
Net contract liability at March 31, 2023	(73)
Aquadrill acquisition	(1)
Amortization of revenue that was included in the beginning contract liability balance	6
Cash received, excluding amounts recognized as revenue	(2)
Net contract liability at June 30, 2023	(70)
Amortization of revenue that was included in the beginning contract liability balance	10
Cash received, excluding amounts recognized as revenue	(9)
Net contract liability at September 30, 2023	(69)
The Company does not have any material contract assets.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Revenues are attributed to geographical segments based on the country of operations for drilling activities, i.e. the country where the revenues are generated. The following table presents our revenues by geographic area:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
United States	128	44	318	100	20
Brazil	89	26	256	67	19
Angola	68	63	196	160	43
Norway	53	74	163	180	78
Canada	—	51	—	80	—
Other (1)	76	11	161	28	9
Total operating revenues	414	269	1,094	615	169
(1) Other represents countries in which we operate that individually had revenues representing less than 10% of total revenues earned for any of the periods presented.
We had the following customers with total revenues greater than 10% in any of the periods presented:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Sonadrill	16%	22%	18%	22%	9%
Petrobras	16%	—%	17%	—%	—%
BP	9%	—%	10%	—%	—%
Vår Energi	8%	13%	9%	13%	11%
Equinor	6%	19%	6%	13%	10%
ConocoPhillips	5%	14%	6%	15%	13%
Sonangol	—%	—%	—%	—%	11%
Lundin	—%	—%	—%	1%	12%
Other	40%	32%	34%	36%	34%
Note 4 – Interest expense
Interest expense consists of the following:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Cash and payment-in-kind interest on debt facilities	(13)	(32)	(40)	(73)	—
Interest on SFL leases	—	—	—	—	(7)
Other	(2)	(1)	(4)	—	—
Interest expense	(15)	(33)	(44)	(73)	(7)

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Cash and payment-in-kind interest on debt facilities
We incur cash and payment-in-kind interest on our debt facilities. This is summarized in the table below.

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
$575 million bond in issue	(9)	—	(9)	—	—
First-lien senior secured	(2)	(4)	(12)	(9)	—
Second lien senior secured	(1)	(27)	(16)	(62)	—
Unsecured convertible bond	(1)	(1)	(3)	(2)	—
Cash and payment-in-kind interest on debt facilities	(13)	(32)	(40)	(73)	—
Interest on SFL Leases
Interest on SFL leases reflects the cost incurred on capital lease agreements between Seadrill and SFL for the West Taurus, West Linus and West Hercules. During the reorganization, the West Taurus lease was rejected and the West Linus and West Hercules were modified to be operating leases, resulting in no further expense being recorded through this line item for the Successor.
Note 5 – Taxation
Seadrill Limited is incorporated in Bermuda, where a tax exemption has been granted until 2035. Our subsidiaries operate across various other jurisdictions, with taxes applicable based on rig operations. Losses in one jurisdiction cannot typically be offset against taxable income in others, which may result in paying taxes in some jurisdictions despite incurring losses elsewhere.
For the three months ended September 30, 2023, Seadrill reported an income tax expense of $22 million, compared to $2 million for the same period in 2022. The current tax expense for this period was $17 million, an increase from $4 million in the prior year. This $17 million is comprised of $14 million in ordinary tax charges, mainly from former Aquadrill entities, and $3 million in increased liabilities for uncertain tax positions. Additionally, the company recorded a deferred tax expense of $5 million for this quarter, a shift from a $2 million tax benefit in the same quarter in 2022. This was largely attributed to the utilization of deferred tax assets to offset current period charter income from West Neptune, Sevan Louisiana, West Vela, and West Auriga.
The effective tax rate for the three months ended September 30, 2023, increased to 19.6% from a 12.5% credit in the same period of 2022. This shift is largely attributable to the change in the geographical distribution of our profits. In 2022, the group's operating activity was substantially lower prior to the acquisition of Aquadrill, and it incurred significantly higher interest expenses, primarily in zero-tax jurisdictions, leading to a negative effective tax rate. In contrast, in 2023, post the acquisition of Aquadrill, there has been a marked increase in the group's profitability, particularly in taxable jurisdictions, resulting in the significant rise in the effective tax rate.
Income tax expense for the nine months ended September 30, 2023 was $36 million, for the period from January 1, 2022 through February 22, 2022 (Predecessor) was $2 million and for period from February 23, 2022 through September 30, 2022 (Successor) was $10 million.
Tax authorities in certain jurisdictions examine our tax returns and some have issued assessments. We are defending our tax positions in those jurisdictions.
The Brazilian tax authorities have issued a series of assessments with respect to our returns for certain years up to 2017 for an aggregate amount equivalent to $160 million including interest and penalties. The assessment for the 2009 and 2010 years is being litigated through the Brazilian courts. Please refer to Note 16 - Commitments and contingencies for further details.
The Norwegian tax authorities have issued assessments for certain years up to 2018 for an aggregate amount equivalent to $20 million including interest and penalties. The relevant group company is robustly contesting the assessment including filing relevant appeals.
The Nigerian tax authorities have issued a series of claims and assessments both directly and lodged through the previous Chapter 11 proceedings, with respect to returns for subsidiaries for certain years up to 2016 for an aggregate amount equivalent to $171 million. The relevant group companies are robustly contesting these assessments including filing relevant appeals in Nigeria.
The Kuwaiti tax authorities have issued a series of assessments with respect to our returns for years up to 2015 for an aggregate amount equivalent to $12 million including interest and penalties. The relevant group company is robustly contesting these assessments including filing relevant appeals. Although the relevant company has been sold as part of the Jackup Sale, Seadrill has indemnified ADES for this exposure.
The Mexican tax authorities have issued a series of assessments with respect to our returns for certain years up to 2014 for an aggregate amount equivalent to $82 million, including interest and penalties. The relevant group companies are robustly contesting these assessments including filing relevant appeals.
The Ghana tax authorities have issued an assessment with respect to our returns for certain years up to 2018 for an aggregate amount equivalent to $18 million including interest and penalties. As part of the acquisition of Aquadrill, the assessment is being robustly contested including filing relevant appeals against the High Court and the Court of Appeals.
An adverse outcome on these proposed assessments, although considered unlikely, could result in a material adverse impact on our Consolidated Balance Sheets, Statements of Operations or Cash Flows.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 6 – Earnings per share
The computation of basic earnings/(loss) per share (“EPS/LPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS includes the effect of the assumed conversion of potentially dilutive instruments. There were no dilutive instruments in the Predecessor period, but the effect of the convertible note in the Successor period is dilutive when the Company is in a profit-making position. Refer to Note 11 – ''Debt" for further details' on the instrument.
The components of the numerator for the calculation of basic and diluted EPS were as follows:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Profit/(loss) from continuing operations	90	(18)	227	(50)	3,739
Profit/(loss) from discontinued operations	—	2	—	2	(33)
Profit/(loss) available to stockholders	90	(16)	227	(48)	3,706
Effect of dilution (interest on convertible bond)	1	—	4	—	—
Diluted profit/(loss) available to stockholders	91	(16)	231	(48)	3,706
The components of the denominator for the calculation of basic and diluted EPS were as follows:

	Successor		Successor		Predecessor
(In millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Basic earnings per share:
Weighted average number of common shares outstanding (1)	80	50	70	50	100
Diluted earnings per share:
Effect of dilution	3	—	3	—	—
Weighted average number of common shares outstanding adjusted for the effects of dilution	83	50	73	50	100

(1) Weighted average number of common shares outstanding in the three and nine months ended September 30, 2023 excludes Treasury shares repurchased during the period. Please refer to Note 20 – Subsequent events for details on additional shares repurchased after September 30, 2023.
The basic and diluted earnings per share were as follows:

	Successor		Successor		Predecessor
(In $)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Basic earnings per share from continuing operations	1.13	(0.36)	3.24	(1.00)	37.25
Diluted earnings per share from continuing operations	1.10	(0.36)	3.16	(1.00)	37.25

Basic earnings per share	1.13	(0.32)	3.24	(0.96)	36.92
Diluted earnings per share	1.10	(0.32)	3.16	(0.96)	36.92

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 7 – Restricted cash
Restricted cash as at September 30, 2023 and December 31, 2022 was as follows:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Cash held in escrow	23	23
Deposit pledged as collateral for tax related guarantee (1)	—	74
Accounts pledged as collateral for performance bonds and similar guarantees	—	10
Other	9	11
Total restricted cash	32	118
(1) The guarantee was replaced during the quarter with a new guarantee not requiring cash collateral. Please refer to Note 16 – Commitments and contingencies for further details.

Restricted cash is presented in our Consolidated Balance Sheets as follows:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Current restricted cash	32	44
Non-current restricted cash	—	74
Total restricted cash	32	118
Note 8 - Other assets
As at September 30, 2023 and December 31, 2022, other assets included the following:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Deferred contract costs	96	111
Prepaid expenses	61	37
Taxes receivable	56	42
Pre-funding of MSA manager arrangements	30	—
Reimbursable amounts due from customers	11	8
Favorable drilling and management services contracts	7	42
Right of use asset	7	9
Other	10	13
Other assets	278	262
Other assets were presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Other current assets	216	169
Other non-current assets	62	93
Total other assets	278	262

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Favorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current assets' and 'Other non-current assets' for favorable contracts in the Consolidated Balance Sheet are as follows:
The following table summarizes the movement for the nine months ended September 30, 2023:

(In $ millions)	Gross carrying amount	Accumulated amortization	Net carrying amount
As at January 1, 2023	96	(54)	42
PES Disposal	(13)	—	(13)
Amortization	—	(9)	(9)
As at March 31, 2023	83	(63)	20
Aquadrill acquisition	7	—	7
Amortization	—	(8)	(8)
As at June 30, 2023	90	(71)	19
Amortization	—	(12)	(12)
As at September 30, 2023	90	(83)	7
The amortization is recognized in the Consolidated Statements of Operations as "Depreciation and amortization". As of September 30, 2023, the average remaining amortization period for the favorable contracts is 3 months and will be fully amortized in 2023.
Note 9 – Investment in associated companies
As at September 30, 2023 and December 31, 2022, the carrying values of our investments in associated companies were as follows:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Sonadrill	69	49
Gulfdrill	11	4
Paratus Energy Services	—	31
Total investment in associated companies	80	84
Sonadrill
Sonadrill is a joint venture that presently operates three drillships focusing on opportunities in Angolan waters. Seadrill owns a 50% stake in Sonadrill, with the remaining 50% interest owned by Sonangol EP ("Sonangol"). Both companies initially committed to charter two units each into the joint venture. As of September 30, 2023, Sonadrill leased three drillships, including the Libongos and Quenguela from Sonangol, and the West Gemini from Seadrill. Seadrill manages all three units for the joint venture.
The Libongos has been operating within the joint venture since 2019, and the Quenguela commenced operations on its maiden contract in March 2022. On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract. The West Gemini is leased to Sonadrill at a nominal charter rate based on a commitment made under the terms of the joint venture agreement.
Seadrill's investment in the Sonadrill joint venture includes initial equity capital and certain other contingent commitments, including the commitment to charter up to two drillships to the joint venture at a nominal charter rate, contingent on Sonadrill obtaining drilling contracts for the units. The lease of the West Gemini to Sonadrill for the duration of the contracts for a nominal charter rate is considered part of Seadrill’s investment in the joint venture. As such, the company recorded a liability equal to the fair value of the lease at the commencement of the West Gemini lease to Sonadrill, with the offsetting entry being a basis difference against the investment in Sonadrill.
The remaining committed Seadrill rig will be leased to the joint venture once Sonadrill secures a drilling contract.
Gulfdrill
Seadrill owns a 50% stake in Gulfdrill, a joint venture that operates five premium jackups in Qatar with Qatargas. The remaining 50% interest is owned by Gulf Drilling International ("GDI"), which manages all five rigs. Three of Seadrill's jackup rigs are leased to the joint venture, namely the West Castor, West Telesto, and West Tucana. The two additional units are leased from a third-party shipyard, and all costs associated with these units are borne by Gulfdrill.
On June 26, 2023, Seadrill announced that it was engaged in discussions to sell its Qatar jackup fleet (West Castor, West Telesto, and West Tucana) and related Gulfdrill joint venture interest as part of Seadrill’s ongoing strategy to divest of non-core assets at an acceptable level of consideration in the context of prevailing market conditions. While we continue to have discussions with potential purchasers for these assets, we cannot predict when or if we will be able to complete a sale. As such, the Gulfdrill rigs have not been classified as held for sale as at September 30, 2023. Refer to Note 10 - Drilling units for more information.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Paratus Energy Services Ltd
Paratus Energy Services Ltd ("PES"), formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex, Seabras Sapura, and Archer. On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023 for total consideration of $44 million. As the total consideration received approximated the book value disposed, a minor gain has been recognized in the income statement. In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA terminated on July 12, 2023 (subject to certain transitional services being provided), and the SeaMex MSA terminated on September 10, 2023 (subject to certain transitional services being provided). The termination of the Paratus MSA and the SeaMex MSA did not have a material impact on the Company's financial results.
Note 10 – Drilling units
The following table summarizes the movement for the nine months ended September 30, 2023:

(In $ millions)	Cost	Accumulated depreciation	Net book value
As at January 1, 2023	1,761	(93)	1,668
Additions	21	—	21
Disposals	(1)	1	—
Depreciation	—	(31)	(31)
As at March 31, 2023	1,781	(123)	1,658
Additions	37	—	37
Aquadrill acquisition	1,255	—	1,255
Depreciation	—	(52)	(52)
Classified as held for sale (1)	(276)	56	(220)
As at June 30, 2023	2,797	(119)	2,678
Reclassified from held for sale (2)	191	(55)	136
Additions	60	—	60
Disposals	(5)	4	(1)
Depreciation	—	(51)	(51)
As at September 30, 2023	3,043	(221)	2,822
(1) Comprised of the three tender-assist units, T-15, T-16, and West Vencedor, acquired as part of the Aquadrill acquisition, and the three rigs leased to the Gulfdrill joint venture, West Tucana, West Castor and West Telesto. The disposal of the three tender-assist units completed on July 28, 2023.
(2) The three rigs leased to the Gulfdrill joint venture, West Tucana, West Castor and West Telesto, were reclassified from held for sale during the quarter. While we continue to have discussions with potential purchasers for these assets, we cannot predict when or if we will be able to complete a sale.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 11 – Debt
The table below sets our external debt as at September 30, 2023 and December 31, 2022:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Secured debt:
$575 million bond in issue	575	—
Term loan facility	—	175
Second lien facility	—	271
Total secured debt	575	446
Unsecured bond:
Unsecured senior convertible bond	50	50
Total unsecured bond	50	50
Total principal debt	625	496
Debt premium and exit fees:
Premium on bond issuance	1	—
Term loan facility exit fee	—	9
Second lien facility exit fee	—	13
Total debt premium and exit fees	1	22
Less: bond issuance costs	(16)	—
Total debt	610	518
Debt was presented in our Consolidated Balance Sheets as:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Debt due within one year	—	22
Long-term debt	610	496
Total debt	610	518
$575 million bond in issue
In July 2023 Seadrill issued $500 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Initial Notes”). Subsequently, in August 2023, Seadrill issued an additional $75 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes due 2030 (the “Incremental Notes”), maturing on August 1, 2030, together (the "Notes").
The net proceeds from the issuance of the Notes were used to: (i) prepay in full the outstanding amounts under our existing secured debt facilities and (ii) pay fees associated with exiting such secured debt facilities. A total of $187 million was paid to satisfy the first lien facility, including principal, interest, and exit fees, along with an additional make-whole payment of $10 million. The second lien facility was completely repaid with a total payment of $123 million, which covered principal, interest, and exit fees. The remainder of the net proceeds from will be used for general corporate purposes. Please refer to our Form 6-K filed on July 27, 2023 for more information about the Notes.
Term loan and revolving credit facility
On emergence, we entered into a $300 million super senior secured credit facility with a syndicate of lenders secured on a first lien basis. The facility had a maturity of December 15, 2026 and consisted of a $175 million term loan facility and a $125 million revolving credit facility ("RCF"), which was never drawn down. The term loan facility incurred interest at a margin of 7% per annum plus the secured overnight financial rate ("SOFR") (and any applicable credit adjustment spread). A commitment fee of 2.8% per annum was payable in respect of any undrawn portion of the RCF commitment. The facility included an undrawn, uncommitted basket in amount of $50 million for incremental facilities pari passu with the facility for specified purposes. There was a 3% exit fee payable on principal repayments under the super senior credit facility; in addition, there was a make-whole premium payable if the facility is repaid within the first three years. On July 27, 2023, we repaid this facility in full with a portion of the net proceeds from the offering of the Notes (as defined above). Payment of the make-whole premium resulted in a $10 million loss on debt extinguishment recorded in the Consolidated Statement of Operations.
Second lien facility
On emergence, we entered into a senior secured credit facility with a syndicate of lenders to partially reinstate the existing facilities in an aggregate amount of $683 million, secured on a second lien basis. The facility incurred interest at a total margin of 12.5% per annum plus SOFR (and any applicable credit adjustment spread), and had a maturity of June, 15 2027. The above-mentioned margin was comprised of 5% cash interest; and 7.5% pay-if-you-can ("PIYC") interest, whereby, under certain liquidity conditions set out in the facility agreement, Seadrill was either required to pay the interest in cash or capitalize the interest to the principal outstanding. The PIYC interest compounded to the loan quarterly. There was a 5% exit fee required on this facility. On July 27, 2023, we repaid this facility in full with a portion of the net proceeds from the offering of the Notes (as defined above).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
A mandatory payment of debt principal of $192 million and exit fee of $10 million was made against the second lien facility in October 2022. A voluntary prepayment of debt principal of $250 million and exit fee of $13 million was made against the second lien facility in November 2022. A voluntary prepayment of debt principal of $110 million and exit fee of $6 million was made in February 2023 with a further voluntary prepayment of debt principal of $40 million and exit fee of $2 million made in March 2023, alongside amortization payments in March and June 2023 as scheduled. On July 27, 2023, we repaid this facility in full with a portion of the net proceeds from the offering of the Notes (as defined above).
New revolving credit facility
Also in July 2023, the Company entered into a new $225 million, 5-year first lien revolving credit facility. The facility includes an ‘accordion feature’ allowing Seadrill to increase this limit by up to an additional $100 million, subject to agreement from the lenders. It also includes a provision for issuing letters of credit up to $50 million. The revolving credit facility is subject to an interest rate per annum equal to (a) the SOFR plus (b) a margin based on credit ratings. This facility has not been drawn to date. In addition, Seadrill is required to pay a quarterly commitment fee on any unused portion of the revolving credit. Please refer to our Form 6-K filed on July 11, 2023 for more information about this facility.
Unsecured convertible notes
On emergence, as part of the Reorganization, we issued a $50 million unsecured convertible bond to Hemen Holdings Ltd. Our unsecured senior convertible bond has a maturity of August 2028 and bears interest, payable quarterly in cash, at Term SOFR plus 6% on the aggregate principal amount of $50 million. The bond is convertible (in full and not in part) into Shares at a conversion rate of 52.6316 Shares per $1,000 principal amount of the bond, subject to certain adjustments set forth in the Note Purchase Agreement relating to the convertible bond. If not converted, a bullet repayment will become due on the maturity date.
Debt maturities
The $575 million bond in issue and the unsecured convertible bond are repayable in August 2030 and August 2028 respectively.

Note 12 - Other liabilities
As at September 30, 2023 and December 31, 2022, other liabilities included the following:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Uncertain tax provisions	171	85
Accrued expenses	105	124
Contract liabilities	69	61
Unfavorable drilling contracts	65	70
Employee withheld taxes, social security and vacation payments	42	47
Taxes payable	31	29
Accrued interest expense	9	4
Lease liabilities	7	9
Other liabilities	44	67
Total other liabilities	543	496
Other liabilities are presented in our Consolidated Balance Sheet as follows:

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Other current liabilities	303	306
Other non-current liabilities	240	190
Total other liabilities	543	496

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Unfavorable drilling contracts and management services contracts
The gross carrying amounts and accumulated amortization included in 'Other current liabilities' and 'Other non-current liabilities' for unfavorable contracts in the Consolidated Balance Sheet are as follows:
The following table summarizes the movement in unfavorable drilling contracts and management services contracts for the nine months ended September 30, 2023:

(In $ millions)	Gross Carrying Amount	Accumulated amortization	Net carrying amount
As at January 1, 2023	85	(15)	70
Amortization	—	(6)	(6)
As at March 31, 2023	85	(21)	64
Aquadrill acquisition	49	—	49
Amortization	—	(24)	(24)
As at June 30, 2023	134	(45)	89
Amortization	—	(24)	(24)
As at September 30, 2023	134	(69)	65
The amortization is recognized in the Consolidated Statements of Operations as "Depreciation and amortization". As of September 30, 2023, the weighted average remaining amortization period for the unfavorable contracts is 23 months. The table below shows the amounts relating to unfavorable contracts that is expected to be amortized over the following periods:

	Period ended December 31
(In $ millions)	Remainder of 2023	2024	2025	2026 and thereafter	Total
Amortization of unfavorable contracts	13	30	19	3	65
Note 13 – Common shares
Share capital as at September 30, 2023 and December 31, 2022 was as follows:

	Issued and fully paid share capital
	Shares	Par value each	$ thousands
As at January 1, 2022 and balance before reorganization and fresh start adjustments	100,384,435	0.10	10,038
Cancellation of Predecessor equity	(100,384,435)	0.10	(10,038)
Issuance of Successor common stock	49,999,998	0.01	500
As at February 22, 2022 (Predecessor)	49,999,998	0.01	500
As at February 23, 2022, December 31, 2022 and March 31, 2023 (Successor)	49,999,998	0.01	500
Shares issued to Aquadrill unitholders and equity award holders	29,866,505	0.01	299
As at June 30, 2023 and September 30, 2023	79,866,503	0.01	799
Please refer to Note 4 - ''Chapter 11'' of our 2022 20-F for further details on the changes to share capital in 2022.
In connection with the Aquadrill acquisition, Seadrill issued approximately 29.9 million shares to Aquadrill unitholders and equity award holders, representing approximately 37% of the post-Merger issued and outstanding Shares. Please refer to Note 19 - Business Combinations for further details.
On August 14, 2023 the Board of Directors authorized a share repurchase program under which the Company may purchase up to $250 million of its outstanding common shares. By September 2023, Seadrill had repurchased approximately 1 million shares on the NYSE and OSE, with a weighted average share price of $46.58. These have been recorded on the balance sheet as Treasury Shares.
As of November 24, 2023, Seadrill repurchased approximately 4 million additional shares on the NYSE and OSE, with a weighted average share price of $41.63.
Note 14 – Risk management and financial instruments
We are exposed to several market risks, including credit risk, foreign currency risk and interest rate risk. Our policy is to reduce our exposure to these risks, where possible, within boundaries deemed appropriate by our management team. This may include the use of derivative instruments.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Credit risk
We have financial assets, including cash and cash equivalents, related party receivables, and other receivables. These assets expose us to credit risk arising from possible default by the counterparty. Most of the counterparties are creditworthy financial institutions or large oil and gas companies. We do not expect any significant loss to result from non-performance by such counterparties. We do not typically demand collateral in the normal course of business.
Credit risk is also considered as part of our expected credit loss provision. For details on how we estimate expected credit losses refer to Note 6 - "Current expected credit losses" of our 2022 20-F.
Concentration of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that most of the amounts are carried with Citibank, DNB, and JP Morgan. We consider these risks to be remote, but, from time to time, we utilize instruments such as money market deposits to manage concentration of risk with respect to cash and cash equivalents. We also have a concentration of risk with respect to customers, including affiliated companies. For details on the customers with greater than 10% of contract revenues, refer to Note 3 – "Revenue from contracts with customers". For details on amounts due from affiliated companies, refer to Note 15 - "Related party transactions".
Foreign exchange risk
It is customary in the oil and gas industry that a majority of our revenues and expenses are denominated in U.S. dollars, which is the functional currency of most of our subsidiaries and equity method investees. However, a portion of the revenues and expenses of certain of our subsidiaries and equity method investees are denominated in other currencies. We are therefore exposed to foreign exchange gains and losses that may arise on the revaluation or settlement of monetary balances denominated in foreign currencies.
Our foreign exchange exposures primarily relate to cash and working capital balances denominated in foreign currencies. We do not expect these exposures to cause a significant amount of fluctuation in net income and do not currently hedge them. The effect of fluctuations in currency exchange rates arising from our international operations has not had a material impact on our overall operating results.
Interest rate risk
Our exposure to interest rate risk relates mainly to our floating rate debt and balances of surplus funds placed with financial institutions. Until June 15, 2023, we managed our floating rate debt risk through the use of an interest rate cap to mitigate exposure to future increases of LIBOR. The interest rate cap was not designated as a hedge and therefore we have not applied hedge accounting. The capped rate against the 3-month US LIBOR was 2.8770%.
The term loan and second lien debt facilities entered on emergence from Chapter 11 proceedings were referenced to the SOFR, while the Convertible Bond was referenced to 3-month US LIBOR until the discontinuation of LIBOR in June 2023, with the SOFR being implemented as a replacement rate from September 15, 2023.
In July and August 2023 Seadrill issued $575 million in aggregate principal amount of 8.375% Senior Secured Second Lien Notes which were used to prepay in full the outstanding amounts under our existing secured debt facilities, significantly reducing our exposure to future interest rate increases, as the majority of our debt portfolio is on a fixed interest rate. Please refer to Note 11 – Debt for further details on this refinancing.
Note 15 – Related party transactions
As of September 30, 2023, our major related parties were affiliated companies over which we held significant influence. They included the Sonadrill and Gulfdrill joint ventures and, until February 24, 2023, when we disposed of our remaining 35% interest in Paratus Energy Services Ltd. ("PES"), PES and SeaMex. PES owns 100% of SeaMex, which was also a related party until February 24, 2023, and a 50% interest in Seabras Sapura, which was also a related party for periods before January 2022.
Prior to emerging from Chapter 11 proceedings on February 22, 2022, our main related parties also included companies who were either controlled by or whose operating policies were significantly influenced by Hemen, who was a major shareholder of the Predecessor Company. On emergence, Hemen's equity interest in Seadrill substantially decreased and, as a result, companies who were either controlled by or whose policies were significantly influenced by Hemen are no longer related parties. These include SFL, Northern Ocean, Northern Drilling, Archer, Frontline, and Seatankers.
In the following sections we provide an analysis of transactions with related parties and balances outstanding with related parties.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Related party revenue
The below table provides an analysis of related party revenues for periods presented in this report.

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Management fees revenues (a)	56	58	168	118	12
Reimbursable revenue (b)	6	4	20	9	3
Lease revenue (c)	8	7	22	16	4
Other (d)	3	3	9	3	—
Total related party operating revenues	73	72	219	146	19
(a) Seadrill has provided management and administrative services to Sonadrill, SeaMex, and PES, and operational and technical support services to SeaMex and Sonadrill. These services were charged to our affiliates on a cost-plus mark-up or dayrate basis. Following the disposal of our remaining 35% equity interest in PES on February 24, 2023, PES and SeaMex are no longer related parties of Seadrill and any revenue earned subsequent to that date has been excluded from the above results.
(b) We recognized reimbursable revenues from Sonadrill for project work related to the Libongos, Quenguela, and West Gemini rigs.
(c) Lease revenue earned on the charter of the West Castor, West Telesto and West Tucana to Gulfdrill.
(d) On July 1, 2022, Seadrill novated their drilling contract for the West Gemini in Angola to the Sonadrill joint venture and leased the West Gemini to Sonadrill for the duration of that contract and the follow-on contract, entered into directly by Sonadrill, at a nominal charter rate, based on a commitment made under the terms of the joint venture agreement. At the commencement of the lease, we recorded a liability representing the fair value of the lease commitment which we amortize as other revenue, on a straight-line basis, over the lease term.
Related party operating expenses
The below table provides an analysis of related party operating expenses for periods presented in this report.

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
West Hercules lease (e)	—	—	—	—	(3)
Total related party operating expenses	—	—	—	—	(3)
(e) Seadrill incurred operating lease expenses related to its lease of the West Hercules following a lease modification in August 2021 which resulted in the lease being reclassified as an operating lease rather than a finance lease. Following emergence from Chapter 11 proceedings, SFL was no longer a related party.
Related party receivable balances
The below table provides an analysis of related party receivable balances for periods presented in this report.

(In $ millions)	As at September 30, 2023	As at December 31, 2022
Trading and other balances (f)	27	28
Allowance for expected credit losses (g)	(1)	(1)
Amounts due from related parties, net	26	27
(f) Trading and other balances primarily comprise receivables from Sonadrill, Gulfdrill and, as at December 31, 2022, SeaMex and PES for related party management and crewing fees. Per our contractual terms, these balances are either settled monthly or quarterly in arrears, or in certain cases, in advance.
(g) Allowances recognized for expected credit losses on our related party loan and trade receivables following adoption of accounting standard update 2016-13 - Measurement of Credit Losses on Financial Instruments.
Other related party transactions
We have made guarantees over performance to end customers on behalf of Sonadrill. We have not recognized a liability for any of these guarantees as we do not consider it to be probable that the guarantees would be called.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 16 – Commitments and contingencies
Legal Proceedings
From time to time we are a party, as plaintiff or defendant, to lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the construction or operation of our drilling units, in the ordinary course of business or in connection with our acquisition or disposal activities. We believe that the resolution of such claims will not have a material impact, individually or in the aggregate, on our operations or financial condition. Our best estimate of the outcome of the various disputes has been reflected in our unaudited Consolidated Financial Statements as of September 30, 2023.
Except as described in our 2022 20-F, there have been no material developments in our legal proceedings except as described below.
SFL Hercules Ltd
On March 5, 2023, Seadrill was served with a claim from SFL Hercules Ltd., filed in the Oslo District Court in Norway, relating to our redelivery of the rig West Hercules to SFL in December 2022. In its petition, SFL claims that the rig was not redelivered in the condition required under our contract with SFL and seeks damages in the amount of approximately NOK300 million (approximately $28 million). Seadrill filed a statement of defense on May 2, 2023. SFL filed a further submission with additional claims on June 14, 2023. Seadrill received what is expected to be the final material set of claims from SFL on October 2, 2023, which are currently being assessed. Although the increase to the claim amount remains unclear, our current best estimate is that the claim has increased to between NOK365 million and NOK385 million (approximately $33 million and $35 million). Seadrill must file a response to the latest SFL pleading by December 15, 2023. Mediation in Oslo District Court is scheduled for March 2024 and the court hearing is scheduled for the third quarter of 2024. We continue to assess the claim and intend to vigorously defend our position. Currently, we are unable to determine an amount or range of possible loss, if any.
Sonadrill fees claim
In March 2023, Seadrill was served with a claim from an individual (the “Claimant”) filed in the High Court of Justice, Business and Property Courts of England and Wales, King’s Bench Division, Commercial Court. The Claimant alleges breach of contract and unjust enrichment damages of approximately $72 million related to an alleged failure by the Company to pay the Claimant a fee for services in arranging the Sonadrill joint venture. We do not believe that the Claimant is entitled to the fee claimed and intend to vigorously defend our position. At this time, we are unable to determine an amount or range of possible loss, if any.
Brazil tax audit
Seadrill Serviços de Petróleo Ltda (“Seadrill Brazil”) has a long-standing tax audit relating to years 2009 and 2010, which is being litigated through the Brazilian courts. In 2019, to continue to litigate, there was a requirement to guarantee the purported debt to the Brazilian courts by means of cash deposit, bank guarantee or insurance bond. Seadrill Brazil decided to continue the litigation by means of insurance bond. Seadrill Brazil obtained the insurance bond from BTG Pactual ("BTG"), an insurer that required 100% cash collateral of BRL324 million ($65 million) deposited in a Brazilian bank account. This cash collateral was recorded as restricted cash on the balance sheet. With the improved credit outlook of Seadrill following emergence from Chapter 11 proceedings, Seadrill Brazil entered into in an agreement with KOVR for a new insurance bond supported by a parent company guarantee rather than cash collateral that would replace the bond issued by BTG. As a result of the above, the cash collateral previously held by BTG was released. The initial court ruled in favor of Seadrill Brazil, but the appellate court recently reversed the lower court decision and ruled in favor of the tax authorities. We will vigorously defend our position and plan to appeal this most recent decision to higher courts, but the ultimate timing and outcome of this litigation cannot be determined.
Nigerian Cabotage Act litigation
Seadrill Mobile Units Nigeria Ltd ("SMUNL") commenced proceedings in May 2016 against the Honourable Minister for Transportation, the Attorney General of the Federation and the Nigerian Maritime Administration and Safety Agency ("NMASA") with respect to interpretation of the Coastal and Inland Shipping (Cabotage) Act 2003 (the "Cabotage Act"). On June 14, 2019, the Federal High Court of Nigeria delivered a judgement finding that: (1) Drilling operations fall within the definition of "Coastal Trade" or "Cabotage" under the Act and (2) Drilling Rigs fall within the definition of "Vessels" under the Cabotage Act. On the basis of this decision, SMUNL and Seadrill were required to deduct 2% of their contract value and remit the same to NMASA and SMUNL was required to register for Cabotage with NMASA and pay all fees and tariffs as may be published in the guidelines that may be issued by the Minister of Transportation in accordance with the Cabotage Act. SMUNL filed an urgent notice of appeal to the Court of Appeal in July 2019 together with a request for an injunction restraining the authorities from any enforcement of the Cabotage Act pending appeal. Due to the volume of cases currently being handled by the Court of Appeal sitting in Lagos, we anticipate a decision within three to five years.
Although we intend to strongly pursue this appeal, we cannot predict the outcome of this case. We do not believe that it is probable that the ultimate liability, if any, resulting from this litigation will have a material effect on our financial position and results of operations and cash flows.
Any other material disputes or litigation
During the course of the preceding 12 months, the Company has not been involved in any other material litigation or legal proceedings.
Guarantees
We have issued performance guarantees for potential liabilities that may result from drilling activities under current or previous managed rig arrangements with Sonadrill and Northern Ocean. As of September 30, 2023, we had not recognized any liabilities for these guarantees as we do not consider it probable that the guarantees will be called. As of September 30, 2023, the guarantees provided on behalf of Sonadrill have been capped at $1.1 billion (December 31, 2022: $1.1 billion), in the aggregate, across the three rigs operating in the joint venture on three active and one future contract. The guarantees provided on behalf of Northern Ocean have been capped at $100 million (December 31, 2022: $100 million).

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 17 – Fair value of financial instruments
Fair value of financial instruments measured at amortized cost
The carrying value and estimated fair value of our financial instruments that are measured at amortized cost as at September 30, 2023 and December 31, 2022 are as follows:

	As at September 30, 2023		As at December 31, 2022
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Liabilities
$575 million bond in issue (Level 1)	584	560	—	—
First Lien Senior Secured (Level 3)	—	—	195	184
Second Lien Senior Secured (Level 3)	—	—	284	284
Unsecured Convertible note - debt component (Level 3)	48	50	46	50
Financial instruments categorized as level 1
US GAAP emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, US GAAP establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within levels 1 and 2 of the hierarchy) and the reporting entity’s own assumptions about market participant assumptions (unobservable inputs classified within level 3 of the hierarchy).
The fair value of the $575 million bond is based on market traded value. We have categorized this at level 1 on the fair value measurement hierarchy.
Financial instruments categorized as level 3
Upon emergence from Chapter 11 proceedings, our secured credit facilities were settled and replaced with the first and second lien senior notes and an unsecured convertible bond. The fair values attributed to the first and second lien debt were derived by discounting the future cash flows associated with each facility.
The fair value attributed to the unsecured convertible bond is bifurcated into two elements: the straight debt component is derived through a discounted cash flow approach, similarly to the one applied for the first and second lien debt, and the conversion option, which is derived through an option pricing model which forecasts equity volatility and compares the potential conversion redemption against historical and implied equity movements in comparable companies in our industry. The conversion option was recorded in equity at the point the bond was issued and, therefore, has not been included in the table above.
Our cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties and accounts payable are by their nature short-term. As a result, the carrying values included in our Consolidated Balance Sheets approximate fair value.
Financial instruments measured at fair value on a recurring basis
The carrying value and estimated fair value of our financial instruments that are measured at fair value on a recurring basis at September 30, 2023 and December 31, 2022 are as follows:

	As at September 30, 2023		As at December 31, 2022
(In $ millions)	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents (Level 1)	837	837	480	480
Restricted cash (Level 1)	32	32	118	118
Interest rate cap derivative (Level 2)	—	—	5	5
Level 1 fair value measurements
The carrying value of cash and cash equivalents and restricted cash, which are highly liquid, is a reasonable estimate of fair value and are categorized at level 1 of the fair value hierarchy.
Level 2 fair value measurements
The fair value of the interest rate cap as at September 30, 2023 was nil, the balance as at December 31, 2022 was calculated using well-established independent valuation techniques and counterparty non-performance credit risk assumptions. The calculation of the credit risk with regard to the interest rate cap was subject to a number of assumptions including an assumed credit default swap rate based on our traded debt, and recovery rate, which assumed the proportion of value recovered, given an event of default. We categorized these as level 2 of the fair value hierarchy.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Note 18 - Discontinued Operations
The table below shows the loss from discontinued operations:

	Successor		Successor		Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Paratus Energy Services Limited	—	—	—	—	(4)
KSA Business	—	2	—	2	(29)
Total profit/(loss) from discontinued operations	—	2	—	2	(33)
Basic EPS/(LPS): discontinued operations ($)	—	0.02	—	0.02	(0.33)
Diluted EPS/(LPS): discontinued operations ($)	—	0.02	—	0.02	(0.33)
Disposal of interest in Paratus Energy Services Ltd.
Paratus Energy Services Ltd. ("PES"), formerly known as Seadrill New Finance Limited or "NSNCo", holds investments in SeaMex (100%), Seabras Sapura (50%), and Archer (24.2%). As part of Seadrill's comprehensive restructuring process, we disposed of 65% of our equity interest in PES in January 2022, reducing our shareholding to 35%. As a result, the carrying value of PES's net assets were deconsolidated from Seadrill's Consolidated Balance Sheet and were replaced with an equity method investment representing the fair value of the retained 35% interest. This resulted in a loss of $112 million that was reported through reorganization items, as set out further in Note 4 - "Chapter 11" of our 2022 20-F.
The sale represented a strategic shift in Seadrill's operations which had a major effect on its operations and financial results going forward and therefore we reclassified PES as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations in the comparative periods.
On September 30, 2022, Seadrill entered into share purchase agreements with certain other existing shareholders of PES to dispose of the remaining 35% shareholding in PES. The sale closed on February 24, 2023. The net gain on disposal, which is reported within Other financial items in our income statement, and the sale proceeds, which is reported in our statement of cash flows, are summarized further in the table below:

(In $ millions)	Gain on sale
Initial purchase price	43
Lender incentive fee	1
Total consideration	44
Less: Book value of PES investment	(31)
Less: Management Incentive Fee intangible	(13)
Gain on disposal	—
In connection with the sale, on March 14, 2023, we provided each of PES and SeaMex Holdings with a termination notice regarding (i) the Paratus MSA and (ii) the SeaMex MSA, respectively. The Paratus MSA terminated on July 12, 2023 (subject to certain transitional services being provided), and the SeaMex MSA terminated on September 10, 2023 (subject to certain transitional services being provided). The terminations of the Paratus MSA and SeaMex MSA did not have a material impact on the Company's financial results.
For further information on Seadrill's comprehensive restructuring, including the sale of the 65% interest in Paratus Energy Services, please refer to Note 4 - "Chapter 11" of our 2022 20-F.
Sale of jackup units in the Kingdom of Saudi Arabia
On September 1, 2022, Seadrill entered into a share purchase agreement (the “Jackup SPA”) with subsidiaries of ADES Arabia Holding Ltd (together, “ADES”) for the sale of the entities that own and operate seven jackup units (the “Jackup Sale”) in the Kingdom of Saudi Arabia (the "KSA Business"). The Jackup Sale closed on October 18, 2022, with ADES now owning the rigs AOD I, AOD II, AOD III, West Callisto, West Ariel, West Cressida, and West Leda, as well as the drilling contracts related to the rigs. ADES also now employs the crews operating the rigs in Saudi Arabia.
In December 2022, Seadrill had received $670 million in consideration from ADES and incurred deal costs of $11 million, resulting in net proceeds of $659 million. We reported an accounting gain on sale through discontinued operations of $276 million in the fourth quarter of 2022. The final sale consideration and accounting gain remain subject to further adjustment for certain indemnities and warranties provided to ADES through the sale.
The sale represented a strategic shift in Seadrill's operations which will have a major effect on its operations and financial results going forward and therefore we reclassified the KSA Business, previously included within our Jackup segment, as a discontinued operation and its results have been reported separately from Seadrill’s continuing operations in all periods. In addition, the assets and liabilities of the KSA Business were reclassified as held for sale as of September 1, 2022. We ceased all depreciation and amortization of held for sale non-current assets at the point they qualified as held for sale.
The sale completed on October 18, 2022. As such there are no assets held for sale, or liabilities associated with assets held for sale, on the period ended September 30, 2023 and December 31, 2022 balance sheets.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Major classes of line items constituting profit/(loss) of discontinued operations:
The table below summarizes the profit and loss statement for the KSA Business for periods when it was a fully consolidated subsidiary of Seadrill. The net income earned by the KSA Business during these periods was reported through the discontinued operations line item.

	Successor				Predecessor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	—	35	—	79	18
Total operating revenues	—	35	—	79	18
Operating expenses
Vessel and rig operating expenses	—	(18)	—	(42)	(10)
Selling, general and administrative expenses	—	(3)	—	(7)	(1)
Depreciation and amortization	—	(6)	—	(21)	(4)
Costs associated with disposal	—	(5)	—	(5)	—
Total operating expenses	—	(32)	—	(75)	(15)
Operating profit	—	3	—	4	3
Financial and other non-operating items
Reorganization items	—	—	—	—	(32)
Other financial items	—	(1)	—	(1)	—
Net profit/(loss) before tax from discontinued operations	—	2	—	3	(29)
Income tax expense	—	—	—	(1)	—
Net profit/(loss) after tax from discontinued operations	—	2	—	2	(29)
The table below summarizes the profit and loss statement for PES during periods when it was a fully consolidated subsidiary of Seadrill. The net income earned by PES during these periods was reported through the discontinued operations line item.

	Successor	Predecessor
(In $ millions)	Period from February 23, 2022 through September 30, 2022	Period from January 1, 2022 through February 22, 2022
Operating revenues
Contract revenues	—	12
Total operating revenues	—	12
Operating expenses
Operating expenses	—	(8)
Total operating expenses	—	(8)
Operating profit	—	4
Financial and other non-operating items
Interest expense	—	(4)
Share in results from associated companies (net of tax)	—	(1)
Other financial items	—	(2)
Total financial items	—	(7)
Net loss before tax	—	(3)
Income tax expense	—	(1)
Net loss after tax	—	(4)
Note 19 - Business Combinations
On April 3, 2023 (the "Closing Date"), Seadrill completed the acquisition of Aquadrill LLC ("Aquadrill"), an offshore drilling rig owner. Pursuant to the Agreement and Plan of Merger (the "Merger Agreement") dated December 22, 2022, by and among Seadrill, Aquadrill (formerly Seadrill Partners LLC) and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). In connection with the Merger, and pursuant to the Merger Agreement, Seadrill exchanged consideration consisting of (i) 29.9 million Seadrill common shares, (ii) $30 million settled by tax withholding in lieu of common shares, and (iii) cash consideration of $1 million. At the Closing Date, Aquadrill unitholders represented approximately 37% of Seadrill's post-Merger issued and outstanding shares.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
As previously disclosed, the Board of Directors viewed the following factors, among others, as generally favorable in its determination and approval of the Merger: (A) the combined company is expected to (i) be in a position to serve a broader range of customers, (ii) have a more substantial presence in the offshore drilling market, (iii) take on Aquadrill drilling units without taking on a substantial cost structure, (iv) have a diversified portfolio of contract coverage and (v) given the extensive history between Aquadrill and Seadrill, be positioned to rapidly integrate the two businesses, and (B) the Seadrill management team’s familiarity with the business, assets and competitive position of Aquadrill.
As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. On May 19, 2023, Seadrill entered into definitive sale and purchase agreements to sell the three tender-assist units (T-15, T-16, and West Vencedor), acquired in the Merger, with an agreed aggregate sale price of approximately $84 million. The sale completed on July 28, 2023.
In connection with this acquisition, the Company incurred $8 million and $3 million of acquisition related expenses during the nine months ended September 30, 2023 and for the period from February 23, 2022 through December 31, 2022, respectively. Seadrill's acquisition related expenses are included in "Merger and integration related expenses" on the consolidated statements of operations. In addition, the Company incurred $4 million of issuance costs which have been reflected against the fair value of the shares as a reduction to Additional paid-in capital in the consolidated statements of changes in shareholders' equity. In addition, the Company incurred integration costs of $13 million included in "Merger and integration related expenses" on the consolidated statements of operations for the nine months ended September 30, 2023.
We used a convenience date of April 1, 2023 (the "Convenience Date") to account for this acquisition and have recorded activity from the Convenience Date in Seadrill's second quarter results.
Purchase price allocation
The Merger will be accounted for as a business combination under the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) Topic 805, Business Combinations, with Seadrill being treated as the accounting acquirer. Under this method, the purchase consideration in the Merger will reflect (i) the shares issued in connection with the Merger, (ii) tax withholding liability, and (iii) cash consideration, as described above. The issued shares were recorded at $41.62 per share, the fair value on the Closing Date. Concurrently, the assets acquired and liabilities assumed were recorded on Seadrill’s consolidated balance sheet at their respective fair values. Any consideration transferred or paid in excess of the fair value of the assets acquired and liabilities assumed should be recognized as goodwill, while any excess fair value of the assets acquired and liabilities assumed beyond the consideration transferred or paid should be recognized as a bargain purchase gain. As of the date of this filing, we had completed the preliminary analysis to assign fair value to all tangible and intangible assets acquired and liabilities assumed. As such, the preliminary purchase price allocation will be subject to further refinement and may change. We expect to finalize the fair value measurements as soon as practicable, but no later than 12 months from the Closing Date. Our management estimate as of the date of this filing is that the fair value of the net assets and liabilities acquired is equal to the purchase price. Thus, no goodwill or bargain purchase gain has been recognized in the financial statements during 2023.
Determining the fair values of the assets and liabilities of Aquadrill requires judgment and certain assumptions to be made, the most significant of these being related to the valuation of Aquadrill’s drilling units and other related tangible assets. Further details regarding the valuation process are described below.
i. Drilling units
To estimate the fair value of the drilling units, management primarily relied upon the income approach. The market approach was considered to substantiate a floor value for rigs where the income approach indicated a value lower than a value in-exchange. In the application of the income approach, we utilized the discounted cash flow (“DCF”) method. The DCF method involves estimating the future free cash flows of an asset and discounting these cash flows to present value. Free cash flows are generally defined as debt-free operating cash flows adjusted to reflect capital expenditure requirements.
Assumptions used in our assessment included, but were not limited to, future marketability of each drilling unit in light of the current market conditions and its current technical specifications, timing of existing and future contract awards and expected operating dayrates, operating costs, utilization rates, tax rates, discount rates, capital expenditures, market values, reactivation costs, and estimated economic useful lives. We included an allocation for corporate overhead when calculating the discounted cash flows expected to be generated from our drilling units over their remaining useful lives. The cash flows were discounted at a market participant weighted average cost of capital (“WACC”), which was derived from a blend of market participant after-tax costs of debt and market participant costs of equity, weighted by the respective percent of debt and equity to total capital, and computed using public share price information for similar publicly traded guideline companies, certain US Treasury rates, and certain risk premiums specific to the Company. The inputs and assumptions related to these assets are categorized as Level 3 in the fair value hierarchy.
ii. Drilling and management services contracts
The Company recognized intangible assets and liabilities related to drilling and management service contracts that had favorable and unfavorable terms compared to the current market at the Closing Date. The Company recorded the fair value adjustment for the off-market contract liabilities and assets to "Other current liabilities", "Other current assets", and "Other non-current assets" in the amounts of $49 million, $6 million, and $1 million respectively.

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
The table below summarizes the total consideration transferred at the Closing date:

(In $ millions, except per share data)	Aquadrill Shares	Final Exchange Ratio (4)	As at Acquisition
Aquadrill outstanding shares as of April 3, 2023	20,000,000	1.41	28,258,965
Aquadrill restricted stock units	122,104	1.41	172,527
Aquadrill phantom award units	105,700	1.41	149,349
Aquadrill phantom appreciation rights	570,000	0.70	399,576
Total Aquadrill shares converted to Seadrill shares	20,797,804		28,980,417
Company Sale Bonus (1)			1,664,743
Total Seadrill shares eligible for purchase of Aquadrill			30,645,160
Less: Tax withholding in lieu of common shares (2)			(744,150)
Less: Seadrill shares settled in cash (3)			(34,505)
Seadrill shares issued for purchase of Aquadrill			29,866,505
Seadrill share price at April 3, 2023 market close			41.62
Consideration issued in Seadrill shares			1,243
Consideration settled by tax withholding (2)			30
Consideration settled in cash (3)			1
Total consideration transferred			1,274
(1) Immediately prior to the Closing Date, the Sale Bonus Award Agreement, dated as of May 24, 2021, by and between Aquadrill and Steven Newman, the Chief Executive Officer and a Director of Aquadrill, was terminated and in connection with such termination at the Effective Time and in accordance with the Merger Agreement, Mr. Newman received 1,013,405 Seadrill common shares and $26 million tax withholding, paid on his behalf, in lieu of Seadrill common shares.
(2) Pursuant to the Merger Agreement, in lieu of issuing Seadrill common shares, the Company elected to pay $30 million of tax withholding. These shares were settled at a per share value agreed upon between the Company and the Aquadrill Board of Directors.
(3) Pursuant to the Merger Agreement, in lieu of issuing Seadrill common shares, certain non-employee board members elected to receive $1 million cash in lieu of Seadrill common shares. These shares were settled at a per share value agreed upon between the Company and the Aquadrill Board of Directors.
(4) Final exchange ratios calculated pursuant to the Merger Agreement.
The table below represents the preliminary purchase price allocation to the identifiable assets acquired and liabilities assumed at the Closing Date:

(In $ millions)	As at Acquisition
Assets acquired:
Cash and cash equivalents	51
Restricted cash	5
Accounts receivable	60
Other current assets	36
Total current assets	152
Drilling units	1,255
Deferred tax assets	19
Equipment	1
Other non-current assets	5
Total non-current assets	1,280
Total assets acquired	1,432

Liabilities assumed:
Trade accounts payable	11
Other current liabilities	69
Total current liabilities	80
Other non-current liabilities	78
Total non-current liabilities	78
Total liabilities assumed	158

Net asset acquired	1,274

Seadrill Limited
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Post-merger operating results
The following table reflects Aquadrill's operating revenue and profit from continuing operations included in Seadrill's consolidated statement of operations subsequent to the Convenience Date.

(In $ millions)	Three months ended September 30, 2023	Nine months ended September 30, 2023
Operating revenue	128	259
Profit from continuing operations	47	93
Pro forma financial information
The following unaudited pro forma summary presents the results of operations as if the Merger had occurred on February 23, 2022, the date of emergence from Chapter 11 for the Successor company. The pro forma summary uses estimates and assumptions based on information available at the time. We believe the estimates and assumptions are reasonable, however, actual results may have differed significantly from this pro forma financial information. The pro forma information does not purport to be indicative of results of operations that would have occurred had the Merger occurred on the basis assumed above, nor is such information indicative of our expected future results. The pro forma results of operations do not reflect any cost savings or other synergies that might have been achieved from combining the operations or any estimated costs that have not yet been incurred to integrate Aquadrill assets.

	Successor		Successor
(In $ millions, except per share data)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022
Operating revenue	414	313	1,172	715
Profit/(loss) from continuing operations	74	(21)	195	(88)
Basic EPS: continuing operations ($)	0.93	(0.26)	2.44	(1.10)
Diluted EPS: continuing operations ($)	0.91	(0.26)	2.41	(1.10)
These pro forma amounts have been calculated after adjusting the results to reflect (i) the additional depreciation and amortization that would have been charged assuming the fair value adjustments to drilling units and off-market contract liabilities had been applied from February 23, 2022, (ii) certain acquisition related expenses incurred directly in connection with the Merger as if it had occurred on February 23, 2022, and (iii) removal of any pre-acquisition revenues and expenses between Seadrill and Aquadrill.
Seadrill and Aquadrill incurred total acquisition related expenses of $13 million and $8 million, respectively, of which $3 million and $2 million, respectively, were incurred during the fourth quarter of 2022. Seadrill's acquisition related expenses are included in "Merger and integration related expenses" on the consolidated statements of operations. These expenses are reflected in pro forma earnings for the period from February 23, 2022 through September 30, 2022.
As of the date of this report, the Company had completed the sale of the tender-assist units. The table below summarizes the results of operations related to the tender-assist units included in the pro forma results of operations:

	Successor		Successor
(In $ millions)	Three months ended September 30, 2023	Three months ended September 30, 2022	Nine months ended September 30, 2023	Period from February 23, 2022 through September 30, 2022
Tender-assist units
Operating revenue	2	3	14	3
Loss from continuing operations	(2)	(5)	(5)	(8)
Note 20 – Subsequent events
Share repurchase program
On August 14, 2023 the Board of Directors authorized a share repurchase program under which the Company may purchase up to $250 million of its outstanding common shares. By September 2023, Seadrill had repurchased approximately 1 million shares on the NYSE and OSE, with a weighted average share price of $46.58. As of November 24, 2023, Seadrill repurchased approximately 4 million additional shares on the NYSE and OSE, with a weighted average share price of $41.63.
Furthermore, Seadrill’s Board of Directors has increased the Company’s aggregate share repurchase authorization, allowing the Company to repurchase up to an additional $250 million of its outstanding common shares. Such increase takes the aggregate authorization to $500 million. The additional $250 million authorization does not have a fixed expiration, and may be modified, suspended, or discontinued at any time. The Company is under no obligation to purchase any shares in respect of the additional repurchase authorization. Shares may be repurchased at any time and from time to time in respect of the authorization in open market purchases, privately negotiated purchases, block trades, tender offers, accelerated share repurchase transactions or other derivative transactions, through the purchase of call options or the sale of put options, or otherwise, or by any combination of the foregoing. The manner, timing, pricing and amount of any repurchases will be subject to the discretion of the Company and may be based upon a number of factors, including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses for cash, the restrictions in the Company’s credit agreements and other factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: November 27, 2023
	By:	/s/ Grant Creed Name: Grant Creed Title: Principal Financial Officer of Seadrill Limited